                                     [LOGO]

                            RODI POWER SYSTEMS, INC.
                           800,000 TO 5,000,000 UNITS
                  EACH CONSISTING OF ONE SHARE OF COMMON STOCK
                AND ONE REDEEMABLE COMMON STOCK PURCHASE WARRANT

    RODI Power Systems, Inc. (the "Company") is offering (the "Offering") for sale between 800,000 and 5,000,000 Units, each Unit consisting of one share of its Common Stock, $0.01 par value ("Common Stock"), and one redeemable Common Stock purchase warrant ("Warrant"), at $4.25 per Unit. The Common Stock and the Warrants are separately transferable and will trade separately immediately upon issuance. Each Warrant entitles the registered holder thereof to purchase during the four year period commencing one year after the date of this Prospectus one share of Common Stock at a price of $5.00 per share. The Warrant exercise price is subject to adjustment under certain circumstances. Commencing 12 months from the date of this Prospectus, the Warrants are subject to redemption by the Company at $0.05 per Warrant on 30 days prior written notice provided that the average closing bid price of the Common Stock as reported on the Nasdaq Stock Market ("NASDAQ") equals or exceeds $7.50 per share for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. See "Description of the Units".

    The Units are being offered by the Underwriter on a "best efforts, all or none" basis with respect to the minimum number of Units (800,000 Units) (the "Minimum Amount") being offered hereby, and on a "best efforts" basis with respect to sales of additional Units up to the maximum number of Units (5,000,000 Units) (the "Maximum Amount"). The proceeds of this Offering will be deposited in an escrow account maintained at First Trust National Association, pending completion or termination of the Offering. The Underwriter, with the consent of the Company, may elect to complete the Offering at any time after the Underwriter shall have received and accepted the Minimum Amount and at any time prior to the date which is 90 days from the date of this Prospectus, subject to the right of the Underwriter to extend such date by an additional 90 days (such date being referred to as the "Termination Date"). If subscriptions for the Minimum Amount have not been received and accepted by the Underwriter by the Termination Date, no Units will be sold and all funds held in escrow will be promptly returned to investors. Officers, Directors and shareholders of the Company are entitled to purchase an unlimited number of Units in the Offering, including the entire Minimum Amount. All Units are being offered subject to prior sale, withdrawal or cancellation of the Offering at any time. The minimum subscription amount is 100 Units ($425). See "Description of Capital Stock" and "Underwriting".

    There has been no public market for any securities of the Company prior to this Offering and there can be no assurance that a public market will develop after the completion of this Offering. Should such a market develop, there is no assurance that it will be sustained, or that it will develop into a market greater than a limited market. The initial public offering price for the Units has been determined by the Company and the Underwriter, and does not bear any relationship to the Company's assets, operations, book or any other established criterion of value. See "Risk Factors" and "Dilution". The Company is applying for listing of the Common Stock and the Warrants on the Nasdaq Stock Market.
                           --------------------------

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE, AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION FROM THE OFFERING PRICE AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" AT PAGE 8 AND "DILUTION".
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
    OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE

                                                                                  UNDERWRITING
                                                                                 DISCOUNTS AND        PROCEEDS TO
                                                            PRICE TO PUBLIC      COMMISSIONS(1)      COMPANY(2)(3)
Per Unit.................................................        $4.25               $0.30               $3.95
Total Minimum............................................      $3,400,000           $240,000           $3,160,000
Total Maximum............................................     $21,250,000          $1,500,000         $19,750,000

    (see following page for footnotes)

    The Units are offered on a "best efforts" basis by the Underwriter, when, as and if delivered to and accepted by the Underwriter, subject to receipt of proceeds from the Offering of not less than the Minimum Amount. The proceeds from the sale of Units will be deposited into a non-interest bearing escrow account with First Trust National Association. During the escrow period, subscribers will not have the right to the return of their subscriptions. Unless at least the Minimum Amount of Units are sold within a period of ninety (90) days after the date of this Prospectus (which period may be extended up to an additional ninety (90) days by the Underwriter with the consent of the Company), all proceeds will be promptly returned to subscribers without deduction for commissions or expenses, and without interest thereon. See "Underwriting".
                           --------------------------
INTREPID SECURITIES, INC.                          PROVIDENTIAL SECURITIES, INC.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 17, 1997

                                   [ARTWORK]

INSIDE FRONT COVER

Photographic montage depicting the evolution of the HT1-450 diesel engine. The designer enters the concept into a computer; the worker builds it; the driver tests it on the highway.

FOLD-OUT

UPPER LEFT

Test engineer collecting data from an engine test. An HT1-450 equipped truck is shown in the background

LOWER LEFT

Photo of Class 8 heavy duty truck with hood open showing RODI HT1-450 engine installed.

CENTER TOP

Computer generated 3/4 front view of the HT1-450 preproduction engine illustrates the form factor and general arrangement of accessories. The registered trademark is clearly visible.

CENTER BOTTOM

Fuel tanker truck represents a target market for the HT1-450 diesel engine.

RIGHT TOP

A section view taken through the center line of a two cylinder power module illustrates the functionality of the reverse uniflow engine cycle. One can see the intake valves, piston and exhaust ports arranged as they are in a working engine.

RIGHT BOTTOM

Front view and 3/4 rear views of the preproduction HT1-450 illustrating the placement of components and accessories.

INSIDE REAR COVER

Photographic montage of class 8 heavy duty trucks representing the variety of possible applications for the HT1-450 diesel engine.

AS OF THE DATE OF THIS PROSPECTUS, THE COMPANY WILL BECOME SUBJECT TO THE REPORTING REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AND IN ACCORDANCE THEREWITH WILL FILE REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY INTENDS TO DELIVER ANNUAL REPORTS TO THE HOLDERS OF ITS SECURITIES, WHICH WILL CONTAIN FINANCIAL INFORMATION THAT HAS BEEN EXAMINED AND REPORTED UPON BY AN INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT AND SUCH OTHER PERIODIC REPORTS AS THE COMPANY DEEMS APPROPRIATE. THE COMPANY'S FISCAL YEAR ENDS DECEMBER 31.

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE INCENTIVE STOCK OPTIONS, WARRANTS AND THE UNDERWRITER'S WARRANTS ARE NOT EXERCISED. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION," "DESCRIPTION OF SECURITIES," "UNDERWRITING" AND NOTES TO FINANCIAL STATEMENTS.

                                  THE COMPANY

    RODI Power Systems, Inc. ("RODI" or the "Company") is a development stage company which is engaged in the design and development of the Company's initial product, the HT1-450 diesel engine. To date, the Company has not engaged in any production, manufacturing or sales of the HT1-450 diesel engine, and the Company has an accumulated net loss of $3,925,017 through June 30, 1997. The HT1-450, which has been under development since 1993, is a V-4 cylinder rod-crank turbo diesel engine designed to generate 300 to 500 horsepower for use in Class 8 heavy duty trucks, boats and stationary power applications. A marketable version of the Company's HT1-450 diesel engine has not yet been successfully developed. If development of the HT1-450 is successfully completed, the Company intends to manufacture, market and sell the HT1-450 engine and to develop, commercialize, and sell other high horsepower engines utilizing this engine design for trucks, boats and stationary power applications. The Company has also recently commenced distribution of a third party's engines to a joint venture in formation, Alternate Power Equipment, Inc.

    RODI believes its initial entry into the heavy diesel truck market will be enhanced by the unique product features inherent in the HT1-450 engine:

    - With its unique reverse uniflow two-stroke cycle, V-4 configuration, and two point microprocessor engine control, the HT1-450 is designed to be significantly lighter in weight and smaller in size than competitive engines without using any exotic materials, resulting in an increase in payload for any truck using it.

    - The HT1-450 design has the unique capability of permitting the power head to be separated from the accessory drive unit and removed from the vehicle without breaking any connections to the power steering pump, air conditioning compressor, alternator or air brake compressor. This will allow the engine to be removed from the truck and replaced with another engine, thus minimizing repair time and without any loss of hydraulic fluid or refrigerant.

    - The HT1-450 is designed to operate on two of its four cylinders when lightly loaded or when idling to improve operating efficiencies.

    - The HT1-450, with its reverse uniflow two-stroke cycle design, is constructed with approximately 40% fewer parts than its competitors' engines. This design is expected to reduce costs associated with manufacturing and servicing the engine.

    - The HT1-450 is designed to be used with synthetic oil (polyalphaolefin) for both lubrication and cooling. Using synthetic oil as a coolant eliminates the risk of freeze damage to the cylinder block and head and permits the engine to safely operate at up to 240 degrees Fahrenheit.

    - The two point microcompressor engine control will permit both the initiation and termination of fuel injection to be independently adjusted on each cylinder. This is expected to result in quick starts, smooth operation and minimal exhaust emissions.

    The Company is also developing the natural gas fueled HT2-300G, which is designed to use the conventional four-stroke engine cycle with spark ignition while retaining most of the other innovations under development on the HT1-450. The HT2-300G uses approximately 80% of the HT1-450's engine components, and is designed to be a low cost product specifically intended for electrical power generation and water pumping. The HT2-300G four-stroke engine is based on fully proven design principles currently in the marketplace. The Company believes that the primary competitive advantage of this engine will be its simplicity, low cost and rugged packaging approach for application in the stationary power market.

THE DEVELOPMENT PROGRAM

    CURRENT STATUS OF HT1-450 ENGINE. RODI has fabricated and tested three prototype HT1-450 diesel engines. These engines have satisfactorily completed the following design and performance parameters: validation of the reverse uniflow cycle, dynamic balancing, structural adequacy, and piston and piston ring configuration. These three engines have accumulated many hours of test operation on the Company's dynamometer test stand and limited road testing in the Company's class 8 heavy truck.

    Further development of the HT1-450 will be required before this product can be commercialized. Tests are planned to enhance performance and increase maximum power output of the HT1-450 by greatly increasing air flow through the engine by optimizing air cycle components such as intake valves, exhaust port geometry, supercharger volume ratio and turbocharger matching. Variables to be tested include various exhaust system geometry changes; the use of four intake valves per cylinder and using several types and combinations of supercharger and turbocharger. Optimizing the air cycle of a two-stroke engine is a complex trade-off of many characteristics that are interrelated. Recently completed cylinder liner and piston design changes are expected to resolve past problems associated with oil cooling and will be verified by testing during the first phase of the pre-production engine development program. However, until these design changes are tested, there are no assurances that they will be successful. A technical status report on the HT1-450 program by David T. Marks, an independent engine expert, is contained in Appendix A to the Prospectus. For further information regarding development of the HT1-450 engine, see "Business--The Development Program."

    HT1-450 DEVELOPMENT PROGRAM PLAN. If the Maximum Amount is raised, RODI intends to fabricate 25 pre-production HT1-450 engines for use in completing the development program. These engines will be divided into four groups; five engines for component integration verification testing, five engines for dynamometer endurance testing, five engines for manufacturing engineering development and ten engines for in-truck highway testing. RODI will also fabricate several two-cylinder test modules to facilitate development testing. If the Minimum Amount is raised, RODI intends to fabricate 10 HT1-450 pre-production engines, with two engines each for component integration, dynamometer endurance and manufacturing engineering, and four engines for in-truck highway testing.

    HT2-300G DEVELOPMENT PROGRAM. RODI intends to fabricate 10 HT2-300G engines for the development program. The engines will be divided into two groups; four will be used in-house for dynamometer and direct generator drive testing and six will be provided to Alternate Power Equipment, Inc. for a cooperative test program.

PROPOSED JOINT VENTURE

    In 1997 the Company reached a non-binding agreement in principle to form a joint venture, to be known as Alternate Power Equipment, Inc. ("APE"), with two other parties. The Company and the other two parties to the agreement in principle propose to form the joint venture to manufacture and sell stationary power systems under the Alternate Power Equipment brand name. As presently proposed, the Company will be the exclusive supplier of engines to APE and has been granted Original Equipment Manufacturer status with Deere Power Systems to provide the Company access to John Deere's complete 80 to 500 horsepower line of PowerTech diesel engines. The parties are in the process of assembling the initial diesel electric stationary power system utilizing the PowerTech engine. It is contemplated that RODI manufactured engines will be integrated into the product line as they become available. Formation of the joint venture remains subject to the parties entering into a definitive joint venture agreement. There are no assurances that the joint venture will be formed or will commence operations. See "Business--APE Joint Venture". For further information regarding development of the HT2-300G engine, see "Business--The Development Program."

HISTORY OF THE COMPANY

    The Company was founded by Byron R. Spain in 1985 as a sole proprietorship, incorporated as a Delaware corporation in 1987 under the name Rotary Diesels, Inc. (RODI) and reincorporated in Washington in 1991. Until 1993, the Company was engaged in the development of a rotary diesel engine. In 1993 the Company elected to discontinue its development of a rotary diesel engine, due to the projected cost and timing to develop a marketable product and management's belief that the trucking industry had a general distrust of rotary engines, and commenced development of the current reverse uniflow design. In 1993 the Company was renamed RODI Power Systems, Inc. to more accurately reflect RODI's business goals. The Company's principal executive offices are located at 7503 South 228th Street, Kent, Washington 98032, telephone (253) 850-1490, and its mailing address is P.O. Box 769, Maple Valley, WA 98038.

                                  THE OFFERING

Securities Offered by the Company:

  Minimum Amount.............................  800,000 Units(1)

  Maximum Amount.............................  5,000,000 Units(1)(3)

Exercise Price of Warrants...................  Each Warrant entitles the registered holder thereof to purchase one share of Common Stock
                                                 at an exercise price of $5.00 per share,
                                                 for four years commencing one year from the
                                                 date the Offering commences. The Warrant
                                                 exercise price is subject to adjustment
                                                 under certain circumstances.

Redemption of Warrants.......................  Commencing 12 months from the date of this
                                                 Prospectus, the Warrants are subject to
                                                 redemption by the Company at $0.05 per
                                                 Warrant on 30 days prior written notice
                                                 provided that the average closing bid price
                                                 of the Common Stock as reported on the
                                                 Nasdaq Stock Market ("NASDAQ") equals or
                                                 exceeds $7.50 per share for any 20 trading
                                                 days within a period of 30 consecutive
                                                 trading days ending on the fifth trading
                                                 day prior to the date of the notice of
                                                 redemption. See "Description of Capital
                                                 Stock".

Common Stock Outstanding prior to the
  Offering(2)................................  13,083,235 shares

Common Stock Outstanding after the
  Offering(2):

  Minimum Amount.............................  13,883,235 shares (2)

  Maximum Amount.............................  18,083,235 shares (2)(3)

Use of proceeds..............................  To complete development of the HT1-450 diesel and HT2-300G natural gas engines and
                                                 initiate production.

NASDAQ Market Symbols(3):

  Common Stock...............................  RODI

  Warrants...................................  RODIW

------------------------

(1) The Company is offering a minimum of 800,000 Units and a maximum of 5,000,000 Units, each Unit consisting of one share of Common Stock and one Warrant. See "Underwriting", "Description of Units" and "Description of Capital Stock".

(2) Does not include 6,000,000 shares of Common Stock reserved under the Company's Incentive Stock Option Plan, of which options to purchase 4,474,559 shares of common stock are outstanding as of the date of this Prospectus, or shares issuable upon exercise of Warrants. See
    "Management--1992 Incentive Stock Option Plan."

(3) Listing on NASDAQ will occur only after all exchange requirements have been fulfilled. The Company anticipates meeting the listing requirements for the NASDAQ Stock Market if the Minimum Amount is raised in the Offering. The Company does not intend to apply for listing of the Units. However, the Common Stock and the Warrants will be separately tradeable upon completion of the Offering.

                             SUMMARY FINANCIAL DATA

                                       PERIOD FROM                               PERIOD FROM
                                         JULY 20,                                  JULY 20,
                                           1987        YEAR ENDED DECEMBER 31        1987        SIX MONTH PERIOD ENDED
                                       (INCEPTION)           (AUDITED)           (INCEPTION)          (UNAUDITED)
                                           THRU      --------------------------      THRU      --------------------------
                                         12/31/94        1995          1996        12/31/96      6/30/96       6/30/97
                                       ------------  ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS
  Revenues...........................            0              0             0            0              0             0
  Net Income (Loss)..................   (1,447,066)    (1,121,224)     (849,783)  (3,429,421)      (364,928)     (495,596)
  Net Income (Loss) per Share........        (0.19)         (0.10)        (0.07)       (0.41)         (0.03)        (0.04)
  Shares used in Calculation of Net
    Loss per Share...................    7,523,927     11,574,386    12,050,450    8,400,320     12,198,398    12,599,257

                                                                                                          6/30/97
                                                                                                 -------------------------
                                                                                                 AS ADJUSTED  AS ADJUSTED
                                                      1995       1996      6/30/96    6/30/97      MINIMUM      MAXIMUM
                                                     ACTUAL     ACTUAL     ACTUAL      ACTUAL    OFFERING(2)  OFFERING(3)
                                                    ---------  ---------  ---------  ----------  -----------  ------------
BALANCE SHEET
  Working Capital.................................    120,482      5,446     66,499      18,555   2,523,660     18,965,410
  Total Assets....................................    431,131    206,998    298,793     239,934   3,097,934     19,539,684
  Notes Payable to Officers/Directors.............          0    262,895          0     352,895     352,895              0
  Stockholder's Equity (Deficit)..................    338,106    (97,611)   256,137    (200,123)  2,657,877     19,099,627

------------------------

(1) See Note 1 of Notes to Financial Statements of the Company concerning net loss per share information, which Financial Statements are included elsewhere in this Prospectus.

(2) As adjusted to reflect the sale by the Company of 800,000 Units at an initial public offering price of $4.25 per Unit, and the estimated net proceeds to the Company without giving effect to the exercise of the Warrants. See "Use of Proceeds" and "Certain Relationships and Related Transactions".

(3) As adjusted to reflect the sale by the Company of 5,000,000 Units at an initial public offering price of $4.25 per Unit and the estimated net proceeds to the Company without giving effect to the exercise of the Warrants. See "Use of Proceeds" and "Certain Relationships and Related Transactions".

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. AN INVESTMENT IN THE UNITS OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IS NOT AN APPROPRIATE INVESTMENT FOR PERSONS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD BE AWARE OF THE FOLLOWING RISK FACTORS AND SHOULD REVIEW CAREFULLY THE FINANCIAL AND OTHER INFORMATION PROVIDED BY THE COMPANY.

DEVELOPMENT STAGE ENTERPRISE; LIMITED OPERATING HISTORY; ABSENCE OF REVENUES
  AND PROFITS; NEGATIVE NET WORTH; SUBSTANTIAL ACCUMULATED EARNINGS DEFICIT

    The Company is a development stage enterprise and is subject to all of the attendant business risks associated with a development stage enterprise, including constraints on financial and personnel resources, lack of established credit facilities, and uncertainties regarding product development and future revenues. The Company will continue to be subject to all the risks attendant to a development stage enterprise for the foreseeable future, including competition, complications and setbacks in the development program, and the need for additional capital.

    The Company has reported losses in each year since its inception. At June 30, 1997, the Company had an accumulated deficit of ($3,925,017) and a stockholders' deficit of $(200,123). The Company's history consists almost entirely of development of its products funded entirely from the sale of its Common Stock in the absence of revenues. The Company anticipates that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as the Company's development efforts expand. Since 1993 the Company has focused on developing and testing the HT1-450 reverse uniflow two-stroke cycle turbo diesel engine which the Company believes has long term potential.

    Although the Company anticipates receiving future revenues from the sales of engines to a proposed joint venture, Alternate Power Equipment, Inc., which engines are built by a third party and will not utilize the Company's engine design until the current development program is completed, there are no assurances that significant revenues will be derived from this activity in the future. The Company has received no revenues from sales of any of the products under development. There can be no assurance as to when or if the Company will be able to develop significant sources of revenue or whether its operations will become profitable, even if it is able to commercialize any product. See "Management's Discussion and Analysis of Financial Condition and Plan of Operation," "Business--APE Joint Venture" and Notes to Financial Statements.

NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT OR COMMERCIALIZATION

    Although substantial progress has been made by the Company in developing the HT1-450 and HT2-300G engines, substantial additional development will be necessary in order for the Company to fully develop these products. There can be no assurance that the engines will be developed or that they will be commercialized by the Company in a timely manner or at all. Although development efforts to date have validated the feasibility of the reverse uniflow design, there are significant developmental milestones which the Company has not yet achieved, such as sustained power operation in a Class 8 truck. Although the Company believes that these milestones can be met, or alternative designs or techniques employed if necessary, there are no assurances that these milestones can be met or that these alternatives can be successfully implemented. This will require further development related to the engine's extensive laboratory and field testing, regulatory approval, and substantial additional investment by the Company. This process could take two years or longer. There can be no assurance that the products utilizing the reverse uniflow design will ultimately be successfully developed, prove to be reliable in laboratory and field testings, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be successfully marketed or achieve market acceptance. Accordingly, any product development program undertaken by the Company may be curtailed, redirected or eliminated at any time, which could have a material adverse effect on the Company. See "Business-The Development Program"

NEED FOR ADDITIONAL FINANCING

    The Company anticipates that, if the Maximum Amount is raised, the net proceeds from this Offering will enable it to meet its capital and operational requirements for at least 16 months following completion of the Offering. Thereafter, additional funds will be required unless the Company is able to generate revenues internally. Although the Company believes that it may be able to generate such funds internally from revenues derived from the proposed joint venture with APE, there are no assurances that such funds will be available, or in amounts required to fund ongoing capital needs. If the Company generates the Minimum Amount, the Company believes that it will have sufficient funds to complete development of the HT1-450 engine, but at a much slower pace (approximately 30 months) due to continued use of part time personnel and without the benefit of additional facilities and equipment. Therefore, if the Minimum Amount is raised, the Company intends to seek additional financing following the completion of this Offering.

    The Company's expectations as to the amount of funds needed for development and the timing of the need for these funds is based on the Company's current operating plan, which can change as a result of many factors, and the Company could require additional funding sooner than anticipated. The Company's cash needs may vary materially from those now planned because of results of development or changes in the focus and direction of the Company's development program, competitive and technological advances, results of laboratory and field testing, requirements of regulatory agencies and other factors.

    The Company has no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, the Company will have to raise additional funds to continue development and operations of the Company. There can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's shareholders. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds on unattractive terms. The Company's inability to raise capital would have a material adverse effect on the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Plan of Operation."

GOING CONCERN DISCLOSURE IN INDEPENDENT AUDITOR'S REPORT

    The report of the Company's independent auditors with respect to the Company's financial statements included in this Prospectus includes a "going concern" qualification, indicating that the Company's losses and deficits in working capital and shareholders' equity raise substantial doubt about the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Plan of Operation", "Change in Accountants" and Notes to Financial Statements.

LACK OF EXPERIENCE TO MANUFACTURE OR MARKET PRODUCT

    Assuming RODI is successful in developing HT1-450 and HT2-300G engines, the Company presently has no proven ability either to manufacture or market the engine. There is no assurance that the Company will be able to profitably manufacture and market engines.

COMPETITION

    The diesel and natural gas engine market is extremely competitive. The Company expects competition in the diesel and natural gas engine market to continue, if not intensify, as the demand for more efficient and reliable engines increases and new technologies and systems are developed to deliver such engines in a cost-effective and convenient manner. The primary suppliers of heavy duty diesel engines (Caterpillar,

Detroit Diesel and Cummins Engine) and natural gas engines (Caterpillar, Cummins and Waukesha Dresser) are major national businesses with long established operating histories and significant market shares. These companies possess greater technical resources and market recognition than RODI, and have management, financial and other resources not yet available to the Company. Existing engines are likely to be perceived by many customers as superior or more reliable than any new product until it has been in the marketplace for a period of time. There is no assurance that the Company will be able to compete effectively with these companies.

FLUCTUATIONS IN OPERATING RESULTS

    The Company's quarterly operating results will depend upon the timing of new product introductions by the Company. The Company's quarterly operating results may also fluctuate significantly depending on other factors, including the introduction of new products by the Company's competitors, regulatory actions, market acceptance of the Company's products, adoption of new technologies, and manufacturing costs and capabilities. See "Management's Discussion and Analysis of Financial Condition and Plan of Operation."

TECHNOLOGICAL CHANGE

    The HT1-450 engine, if successfully developed, is designed to have features superior to truck engines presently on the market, particularly in the power-to-weight-ratio. However, new technology or refinement of existing technology could render the HT1-450 less attractive or obsolete. The Company's success depends in part upon its ability to anticipate changes in technology and industry standards and to successfully develop and introduce new and improved engines on a timely basis. There is no assurance that the Company will be able to do so.

DEPENDENCE ON KEY PERSONNEL

    The success of the Company depends on the abilities and continued participation of Byron Spain, Donavan Garman and other key personnel who have been instrumental in bringing the HT1-450 engine to its present state of development. The Company does not presently have employment agreements with key personnel. The loss of any of these key individuals could hamper the successful development of the engine. The Company does not have "key man" life insurance on such officers and currently has no plans to obtain such insurance. See "Management". The Company's success also depends on its ability to attract and retain additional skilled employees.

GOVERNMENT REGULATION

    Engines are subject to government regulation in the areas of emissions and product safety. Truck companies and carriers are informally monitored by a variety of state and local regulatory agencies. The HT1-450 and HT2-300G must comply with state and federal anti-pollution and safety laws. There is no assurance that the engines being developed will be capable of complying with all such laws and regulations. See "Business--Government Regulation."

PRODUCT LIABILITY; RISK OF UNINSURED CLAIMS

    The HT1-450 engine is designed to power truck combinations weighing up to 120,000 pounds. As a key element of engine development, the Company is addressing product safety and will document failure mode and effects analysis. Despite the steps being taken, there is no assurance the HT1-450 will meet adequate safety standards. This is often not known until after extensive field trials are completed. The Company intends to purchase product liability insurance during the highway test phase of development as well as during production. The Company may become subject to strict liability for damages or injuries caused by its products. Although the Company plans to carry product liability insurance, there can be no assurance that adequate insurance will be available or economically feasible.

MANUFACTURING RISKS; DEPENDENCE ON OUTSIDE VENDORS

    If the Company successfully completes development and begins production, it intends to rely to a large extent on outside vendors to manufacture its engine components. There can be no assurance of timely availability of products to satisfy the Company's volume and quality requirements.

WARRANTY CLAIMS

    RODI has designed the HT1-450 to be a highly reliable engine that should perform as well as competing products. The significantly lower number of parts is anticipated to result in less part failures than standard six cylinder engines. However, extended testing and actual in-service performance must occur before this reliability is proven, and there is no assurance that this reliability will actually result. See "Business--Warranties."

NEED TO ESTABLISH SERVICE CENTERS

    There are presently no service centers for the HT1-450 or the HT2-300G. In order to successfully compete with other products, particularly diesel engines used in class 8 heavy trucks, the Company will need to maintain service centers for its products in the geographic markets where it will compete. The Company is currently considering a number of options in this regard, including joint ventures with more established companies or establishing relationships with existing independent service centers. See "Business--Marketing Plan."

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS

    The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, through confidentiality agreements with employees, consultants, and others. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors, or obtained by competitors through reverse engineering. Although consultants are not given access to proprietary trade secrets and know-how of the Company until they have executed confidentiality agreements, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

    The Company has applied for patent protection on certain aspects of the HT1-450 engine. However, many aspects of engine technology, including the reverse uniflow engine cycle, are not believed to be patentable. No assurance can be given that the Company's patent applications will be approved or that any issued patents will provide competitive advantages for the Company's products, or will not be challenged or circumvented by competitors. See "Business--Patent and Proprietary Rights."

ENVIRONMENTAL REGULATIONS AND CONCERNS

    Although the HT1-450 is designed to meet the new 1998 emissions regulations, additional testing and development is required to verify RODI's expectations. Future environmental legislation and resulting regulations may adversely affect RODI's ability to manufacture and deliver engines and related products. See "Business--Governmental Regulation."

DETERMINATION OF OFFERING PRICE

    The offering price of $4.25 per Unit has been arbitrarily determined by the Company based on several factors including but not limited to: funds required by the Company to complete development of the

HT1-450 and HT2-300G engines, the percentage of ownership of the Company to be held by investors in this Offering, the experience of the Company's management and the current conditions in the securities markets. Accordingly, there is no relationship whatsoever between the offering price and the assets, earnings or book value of the Company, or any other recognized valuation criteria of value. See "Underwriting".

NO DIVIDENDS ANTICIPATED

    The Company has never paid dividends on its Common Stock and does not anticipate payment of dividends in the foreseeable future. In this regard, the Company intends to retain earnings for the foreseeable future for use in the operation and expansion of its business. See "Dividend Policy".

IMMEDIATE SUBSTANTIAL DILUTION

    The current shareholders of the Company acquired their shares of Common Stock of the Company in exchange for nominal consideration or for consideration which is substantially less than the amount of consideration the purchasers in this Offering will pay for their shares. As a result, new investors in this Offering will bear a substantially greater share of the risks inherent in an investment in the Company. The Company's net tangible book value as of June 30, 1997 was ($200,123) or ($.02) per share and will increase to approximately $2,657,877 or $.19 per share, if the minimum number of Units are sold, and $19,099,627 or $1.07 per share, if the maximum number of Units are sold. The result will be an immediate and substantial dilution of the net tangible book value of the shares of Common Stock acquired by the public investor of ($4.06) or 96% per share if the minimum number of Units offered hereby are sold and ($3.18) or 75% per share if the maximum number of Units are sold. See "Dilution."

PRICE VOLATILITY

    The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded development stage companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, publicity regarding actual or potential results relating to products under development by the Company or its competitors, regulatory developments in both the United States and foreign countries, delays in the Company's testing and development schedules, and other external factors, as well as period to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock.

POTENTIAL ADVERSE EFFECT OF UNDERWRITER'S WARRANTS

    At the consummation of the Offering, the Company will sell to the Underwriter for nominal consideration the Underwriter's Warrants to purchase up to 100,000 shares of Common Stock. The Underwriter's Warrants will be exercisable for a period of four years commencing one year after the effective date of this Offering, at an exercise price of $5.00 per share. For the term of the Underwriter's Warrants, the holders thereof will have, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the Underwriter's Warrants remain unexercised, the Company's ability to obtain additional capital may be adversely affected. Moreover, the Underwriter may be expected to exercise the Underwriter's Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital through a new offering of its securities on terms more favorable to the Company than those provided by the Underwriter's Warrants. See "Underwriting."

POTENTIAL ADVERSE EFFECT OF REDEMPTION OF STOCKHOLDER WARRANTS

    Commencing October 18, 1998, the Warrants are subject to redemption at $0.05 per Warrant on 30 days' prior written notice to the Warrant holders if the average closing sales price of the Common Stock as reported on NASDAQ equals or exceeds $7.50 per share for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. If the Warrants are redeemed, holders of the Warrants will lose their rights to exercise the Warrants after the expiration of the 30 day notice of redemption period. Upon receipt of a notice of redemption, holders would be required to: (i) exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, (ii) sell the Warrants at the current market price, if any, when they might otherwise wish to hold the Warrants or (iii) accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. See "Description of Units."

COMMON STOCK OPTIONS

    The Company has reserved 6,000,000 shares of its Common Stock under the Company's Incentive Stock Option Plan, of which options to purchase 4,755,309 shares have been granted at exercise prices ranging from $0.15 to $1.10 per share. If all such options were exercised upon completion of this Offering, the Company's net tangible book value would increase from ($200,123) or ($0.02) per share on June 30, 1997, to approximately $6,827,367 or $0.37 per share if the minimum number of Units are sold and $23,269,117 or $1.03 per share if the maximum number of Units are sold. Of the total, 4,755,309 shares granted, 2,158,000 shares are held by Officers, Directors and 5% shareholders of the Company, which will be restricted from exercise for a period of one year from the date of the Offering under the Officers and Directors Lock-Up agreement. In addition, the Company will not grant any additional options or Warrants to its Officers, Directors and 5% shareholders for a period of one year from the date of the Offering. For the term of the options, the holders thereof will have, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the options remain unexercised, the Company's ability to obtain additional capital may be adversely affected. Moreover, the optionees may be expected to exercise the options at a time when the Company would, in all likelihood, be able to obtain any needed capital through a new offering of its securities on terms more favorable to the Company than those provided by the options. See "Management--1992 Incentive Stock Option Plan", and "Dilution".

ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK

    The Articles of Incorporation of the Company currently authorize the Board of Directors to issue up to 30,000,000 shares of Common Stock. The power of the Board of Directors to issue shares of Common Stock or warrants to purchase shares of Common Stock is not subject to shareholder approval under Washington state law. Accordingly, any additional issuance of the Company's Common Stock may have the effect of further diluting the equity interest of shareholders. See "Description of Capital Stock."

ISSUANCE OF SHARES OF PREFERRED STOCK

    The Company's Board of Directors also has the authority to issue up to 30,000,000 shares of non-voting Preferred Stock convertible into Common Stock, and to determine the price, and the other rights, preferences, privileges and restrictions, without any further vote or action by the Company's stockholders. Under Washington state law, even though RODI's Articles of Incorporation designate the preferred shares as non-voting, such preferred shares would nonetheless be entitled under Washington law to vote on certain matters as a class, such as the merger of the Company into another corporation. Also, the preferred shares are convertible into Common Stock. Therefore, the provisions in the Articles of Incorporation authorizing preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of the Company. The Company has no current plans to issue shares of Preferred Stock.

CONTROL BY EXISTING MANAGEMENT AND SHAREHOLDERS

    Following completion of this Offering, the Company's present shareholders will own more than fifty percent of the Company's issued and outstanding stock if the Minimum Amount is sold, and will likely own a controlling interest in the Company if the Maximum Amount is sold. Even though all holders of Common Stock are entitled to cumulate their shares when voting for directors, the present shareholders may control sufficient shares to elect most or all members of the Board of Directors and thereby control the management of the Company. See "Management," "Principal Shareholders" and "Description of Capital Stock."

ESCROW OF INVESTORS' FUNDS;--MINIMUM - MAXIMUM BEST EFFORTS OFFERING

    Under the terms of this Offering, the Company is offering the Units on a "800,000 Units, all or none, best efforts" basis, and if the minimum number of Units offered hereby are sold, the remaining 4,200,000 Units will be offered on a "best efforts" basis until all of the Units are sold or the offering period ends, whichever first occurs, unless the offering is terminated earlier by the Company. No commitment exists by anyone to purchase all or any part of the Units. Consequently, there is no assurance that the minimum number of Units being offered will be sold, and subscribers' funds may be escrowed for as long as 190 days (the 90 day offering period, which may be extended by an additional 90 days, plus an additional 10 business days to permit clearance of funds in escrow) and then returned without interest thereon, in the event the minimum number of Units offered hereby are not sold within the offering period. Accordingly, investors will not have the use of their subscription funds during this period. In the event the Company is unable to sell the minimum number of Units offered hereby within the Offering period, the Offering will be terminated. See "Underwriting".

DIRECTORS' AND OFFICERS' LIABILITY LIMITED

    Under Washington law, the Company is required to indemnify its officers and directors against liability to the Company or its stockholders in any proceeding in which the officer or director wholly prevails on the merits. Generally, the Company may indemnify its officers and directors against such liability if the officer or director acted in good faith believing his or her actions to be in the best interests of the Company, unless the director or officer is adjudged liable to the Company. See "Management-- Limitation on the Liability of Directors".

SHARES AVAILABLE FOR RESALE

    As of August 31, 1997, there were 13,083,235 shares of Common Stock outstanding. Such shares of Common Stock have not been registered under the Securities Act, and are "restricted securities" under Rule 144 of the Securities Act. In general, under Rule 144, a person (or persons who agree to act in concert) who owns "restricted securities" or who is an "affiliate" of the Company, after holding such securities for a period of one year, will be able to sell within any three-month period an amount of shares of Common Stock equal to the greater of (i) 1% of the number of outstanding shares of Common Stock of the Company, or (ii) the average weekly reported trading volume of the shares of Common Stock for the four weeks preceding such sale. A person who is not an affiliate for three months prior to the sale may, after holding "restricted securities" for two years, sell such securities without being subject to the foregoing volume limitation. Of these 13,083,235 shares outstanding as of August 31, 1997, 12,105,423 shares have been owned for between one and two years and will be eligible for resale upon compliance with the volume limitations of Rule 144; 11,488,646 of these outstanding shares have been owned for more than two years and will be eligible for resale without restriction upon completion of the Offering, subject only to the Rule 144 volume limitations for shares held by affiliates. Of the 13,083,235 shares outstanding, 6,645,978 are owned by affiliates and will be subject to Lock-Up Agreements upon completion of the Offering. These affiliates have entered into Lock-Up Agreements with the Underwriter which prohibit these affiliates for a period of 12 months from the effective date of the Offering from the trading in the Company's securities owned by them without the prior written consent of the Underwriter. The eventual sale of a substantial number of such shares of the Company's Common Stock pursuant to Rule 144 could have an adverse effect on the market for or market price of the Common Stock should such public market develop. See "Principal Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

CURRENT PROSPECTUS AND STATE BLUE SKY REQUIREMENTS REQUIRED TO EXERCISE WARRANTS

    The Warrants are not exercisable unless, at the time of exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares have been registered, qualified or deemed to be exempt under the securities or "blue sky" laws of the state of residence of the exercising holder of the Warrants. Although the Company has undertaken to use its best efforts to have all of the shares of Common Stock issuable upon exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there is no assurance that it will be able to do so. The value of the Warrants may be greatly reduced if a current prospectus covering the Common Stock issuable upon the exercise of the Warrants is not kept effective or if such Common Stock is not qualified or exempt from qualification in the states in which the holders of the Warrants reside. Until completion of this Offering, the Common Stock and the Warrants may only be purchased together on the basis of one share of Common Stock and one Warrant, but the Warrants will be separately tradeable immediately after this Offering. Although the Securities will not knowingly be sold to purchasers in jurisdictions in which the Securities are not registered or otherwise qualified for sale, investors may purchase the Warrants in the secondary market or move to a jurisdiction in which the shares underlying the Warrants are not registered or qualified during the period that the Warrants are exercisable. The Company will be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares are qualified for sale in jurisdictions in which such purchasers reside, or an exemption from such qualification exists in such jurisdictions, and holders of the Warrants would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "Description of Securities--Warrants.

FAILURE TO MEET CONTINUED LISTING REQUIREMENTS ON NASDAQ; RISK OF LOW PRICED
  SECURITIES; SMALLCAP MARKET; PENNY STOCK

    The Company anticipates that the Common Stock and the Warrants will be listed on the NASDAQ SmallCap Market (the "SmallCap Market") if the Minimum Amount is raised. The Company intends to apply for listing on the NASDAQ National Market. However, the Company will not be eligible to apply for the National Market listing until the Common Stock trades at $5.00 and the Company's net tangible assets exceed $18 million. The SmallCap Market may be significantly less liquid than the NASDAQ National Market.

    The National Association of Securities Dealers, Inc. has established certain standards for the initial listing and continued listing of a security on the SmallCap and National Market. For continued listing on the SmallCap Market, an issuer must, among other things, maintain at least $2,000,000 in tangible net assets, a market capitalization of $35 million or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recent years. In addition, continued listing requires a minimum of two market makers and a minimum bid price of $1.00 per share. There are no assurances that the Company will be able to meet the maintenance requirements in the future.

    If the Company's securities were excluded from NASDAQ, it would adversely affect the prices of such securities and the ability of the holders to sell them. Delisting may restrict investors' interest in the

Company's securities and materially adversely affect the trading market and prices for such securities and the Company's ability to issue additional securities or to secure additional financing. It is anticipated that if the Company's securities are delisted, trading, if any, in such securities would be conducted in the over-the-counter market on the National Association of Securities Dealers, Inc. OTC Electronic Bulletin Board established for securities that do not meet the NASDAQ listing requirements or quoted in what are commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate price quotations and volume information concerning the Common Stock and the Warrants.

    Moreover, if the Common Stock and Warrants are delisted from the SmallCap Market and the trading price of the Common Stock is less than $5.00 per share, such securities would likely be subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. Such rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Although the Company believes that the Common Stock will not be defined as a penny stock due to its anticipated listing on the SmallCap Market, in the event such securities subsequently become characterized as a penny stock, the market liquidity for such securities could be severely affected. In such an event, the regulations relating to penny stocks could limit the ability of broker-dealers to sell such securities and, thus, the ability of purchasers in the Offering to sell their shares in the secondary market.

ABSENCE OF PUBLIC MARKET

    Prior to this Offering, there has been no public market for the Company's Common Stock and Warrants, and there can be no assurance that a trading market for the Company's Common Stock or Warrants will develop after this Offering, or if developed, that it will be developed into something greater than a limited market.

                                USE OF PROCEEDS

    The estimated net proceeds to the Company from the sale of Units, after deducting underwriting commissions and Offering expenses, will be $2,858,000 if the Minimum Amount of Units are sold (800,000) and $19,299,750 if the Maximum Amount of Units are sold (5,000,000). The following table sets forth the estimated application by the Company of the proceeds of this Offering.

                                                                                         MAXIMUM
                                                                                        OFFERING
                                                       MINIMUM                           AMOUNT,
                                                   OFFERING AMOUNT   PERCENTAGE OF     (5,000,000      PERCENTAGE OF
USE OF PROCEEDS                                    (800,000 UNITS)   NET PROCEEDS        UNITS)        NET PROCEEDS
-------------------------------------------------  ---------------  ---------------  ---------------  ---------------
Advertising and marketing (1)....................   $      40,000            1.4%     $     300,000            1.6%
Research and development (2).....................       2,545,000           89.1%        11,460,000           59.4%
General and administrative.......................         215,840            7.5%         2,441,110           12.7%
Working capital..................................          57,160            2.0%           385,995            2.0%
Retirement of Debt (3)...........................               0              0            512,895            2.6%
Production Facility (4)..........................               0              0          4,199,750           21.7%
TOTAL PROCEEDS...................................       2,858,000            100%        19,299,750            100%

--------------------------

(1) Approximately $300,000 will be used to advertise and market the Company's products through the use of mediums such as printing, video, formal presentations and other promotional and professional activities. See "Business--Marketing".

(2) For further information regarding proposed research and development expenditures and the application of proceeds from the Offering, see "Management's Discussion and Analysis of Financial Condition and Plan of Operation--Plan of Operation" and "Business--The Development Program."

(3) Of this amount, $262,895 represents monies advanced by the directors of the Company in September 1996 to fund an offer by the Company to rescind the sale of its Common Stock, and the remaining $90,000 represents loans by three directors in February and April 1997 of $30,000 and $60,000, respectively, for working capital. These loans bear interest at the rate of 9% per annum and are payable 24 months from the respective dates of their maturity. In July 1997, Byron Spain, the Company's Chief Executive Officer and a director, loaned $50,000 to the Company for working capital, which loan bears interest at the rate of 18% and is due and payable in January 1999. In August 1997, Messrs. Spain, Bennett, Donavan Garman and Steven E. Garman loaned a total of $110,000 to the Company for working capital, which loans bear interest at the rate of 9% and are due and payable in August 1999. Unless at least $6 million of gross proceeds are raised in the Offering, no Offering proceeds will be used to repay these loans. If less than $6 million of proceeds are raised in the Offering, the loans will be repaid from available cash flow from future operations, if any, or proceeds from future financings, if any such financings occur. Each of these lenders has agreed to defer repayment of the loans beyond the stated maturity date if the Company does not have adequate working capital at the respective maturity date of the loans. For additional information regarding these loans, see "Certain Transactions" and "Business--Legal Proceedings."

(4) If the Maximum Amount is raised in the Offering, the Company intends to lease and equip an assembly facility for its engine products. See "Business--Research and Development."

    Management projects that the net proceeds from the sale of the Maximum Amount will be sufficient to fund completion of development of the HT1-450 and HT2-300G engines and provide working capital requirements for approximately 16 months following completion of the Offering. After such 16 month period, the Company believes that it may be able to finance its operations from internally generated revenues, assuming the successful completion of development. However, unless the Company can internally generate sufficient funds, additional financing will be required to enable the Company to maintain its activities. If the Minimum Amount of Units are sold, the Company believes that it will have sufficient funds to complete the HT1-450 engine development, but at a much slower pace (30 months) due to continued use of part time personnel, fewer test engines, and without the benefit of additional facilities and test equipment. Therefore, if the Minimum Amount is raised, the Company intends to seek additional financing following completion of this Offering. There are no assurances that internally generated funds will be sufficient, or that additional capital, if needed, will be available, or if available, will be on terms favorable to the Company. See "Risk Factors--Need for Additional Financing" and "Management's Discussion and Analysis of Financial Condition and Plan of Operation."

    Pending the expenditure of the proceeds of this Offering, the Company may make temporary investments in certificates of deposit, short term interest-bearing deposits or United States Government obligations.

                                DIVIDEND POLICY

    The Company has never declared any cash dividends on its Common Stock and does not intend to declare dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The payment by the Company of dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. See "Description of Capital Stock."

                                    DILUTION

    At June 30, 1997, there were 12,886,885 shares of the Company's Common Stock outstanding having a net tangible book value of ($200,123) or approximately ($0.02) per share. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities and intangible assets) divided by the number of shares of Common Stock outstanding.

    After giving effect to the sale of a minimum of 800,000 Units (the minimum number of Units offered hereby) and a maximum of 5,000,000 Units (the maximum number of Units offered hereby) at a price of $4.25 per Unit and the application of net proceeds therefrom (after deduction of estimated offering expenses), the pro forma net tangible book value of the Company's outstanding Common Stock would be approximately $0.19 per share if the Minimum Amount of Units are sold and approximately $1.07 per share if the Maximum Amount of Units are sold.

    This represents an immediate increase in the net tangible book value of the Company's issued and outstanding Common Stock for existing shareholders of approximately $0.21 per share if the minimum number of Units are sold, and approximately $1.09 per share if the maximum number of Units are sold and an immediate dilution to investors purchasing of approximately ($4.06) or 96% per share if the minimum number of Units are sold, and approximately ($3.18) or 75% per share if the maximum number of Units are sold.

    Dilution represents the difference between the Offering price of the Units and the pro forma net tangible book value per share of outstanding shares of Common Stock of the Company immediately after the completion of this Offering. Dilution arises mainly from (1) the arbitrary determination of the offering price by the Company and the Underwriter at a level significantly higher than the present book value of the Common Stock, and (2) payment of expenses incurred in connection with the Offering.

    The following table illustrates the per share dilution in net tangible book value as described above if the minimum and the maximum number of Units offered hereby are sold:

                                                                  MINIMUM            MAXIMUM
                                                                  AMOUNT             AMOUNT
                                                              (800,000 UNITS)   (5,000,000 UNITS)
                                                             -----------------  -----------------
Public offering price per Unit (1).........................      $    4.25          $    4.25
Net tangible book value per share at June 30, 1997.........      $   (0.02)             (0.02)
Increase per share attributable to payment by investors in
  this Offering............................................      $    0.21          $    1.09
Pro forma net tangible book value per share, after
  offering.................................................      $    0.19          $    1.07
Dilution to investors in this offering per share...........      $   (4.06)         $   (3.18)

------------------------

(1) Before deduction of Underwriter commissions and underwriting expenses payable by the Company.

    The Company has reserved an aggregate of 6,000,000 shares of its Common Stock for its employees pursuant to its Stock Option Plan. As of June 30, 1997, the Company has issued 205,750 shares pursuant to the terms of its Stock Option Plan. The above table does not give effect to the possible issuance of up to 4,549,559 additional shares of the Company's Common Stock upon exercise of options which have been granted under the Stock Option Plan. The issuance of shares of the Company's Common Stock upon the exercise of options which are granted under the Stock Option Plan would result in further dilution in the interests of stockholders if at the time of exercise the Company's net tangible book value per share is greater than the exercise price of any such options. See "Management--1992 Incentive Stock Option Plan".

    In addition, the Company has agreed to sell to the Underwriter warrants to purchase the Company's Common Stock in an amount equal to two percent (2%) of the Common Stock sold by the Underwriter (or participating underwriters or broker-dealers) in the Offering, which Warrants may be exercised during a four
(4) year period commencing on that date which is twelve (12) months after the date of this Prospectus. The exercise price of such shares is $5.00 per share. Issuance of the shares subject to such warrants would result in further dilution of stockholders' interests if at the time of exercise the net tangible book value of the Company's Common Stock exceeds $5.00 per share. The above table does not give effect to issuance of any shares upon exercise of such warrants.

    The following tables summarize, on a pro forma basis as of August 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors (before deducting the estimated Underwriting commissions and offering expenses payable by the Company) if the minimum and maximum number of Units are sold. The table assumes a hypothetical purchase price of $4.00 for each share of Common Stock in a Unit, and $.25 for each Warrant in a Unit.

                      ASSUMES MINIMUM AMOUNT OF UNITS SOLD

                                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                                     -------------------------  -------------------------   AVERAGE PRICE
                                                        NUMBER       PERCENT       AMOUNT       PERCENT    PAID PER SHARE
                                                     ------------  -----------  ------------  -----------  ---------------
Existing Stockholders..............................    13,083,235          94%  $  3,827,857          54%     $    0.29
New Investors......................................       800,000           6%  $  3,200,000          46%     $    4.00
                                                     ------------         ---   ------------         ---          -----
    TOTAL..........................................    13,883,235         100%  $  7,027,857         100%     $    0.51
                                                     ------------         ---   ------------         ---          -----
                                                     ------------         ---   ------------         ---          -----

                      ASSUMES MAXIMUM AMOUNT OF UNITS SOLD

                                                       SHARES PURCHASED          TOTAL CONSIDERATION
                                                   -------------------------  --------------------------   AVERAGE PRICE
                                                      NUMBER       PERCENT       AMOUNT        PERCENT    PAID PER SHARE
                                                   ------------  -----------  -------------  -----------  ---------------
Existing Stockholders............................    13,083,235          72%  $   3,827,857          16%     $    0.29
New Investors....................................     5,000,000          28%  $  20,000,000          84%     $    4.00
                                                   ------------         ---   -------------         ---          -----
    TOTAL........................................    18,083,235         100%  $  23,827,857         100%     $    1.32
                                                   ------------         ---   -------------         ---          -----
                                                   ------------         ---   -------------         ---          -----

                                 CAPITALIZATION

    The following tables set forth at June 30, 1997 (i) the actual capitalization of the Company and (ii) the pro forma capitalization as adjusted to reflect the sale of the Minimum Amount and the Maximum Amount of Units at the offering price of $4.25 per Unit and the application of the net proceeds therefrom. The tables should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                      ASSUMES MINIMUM AMOUNT OF UNITS SOLD

                                                                                             JUNE 30, 1997
                                                                                      ---------------------------
                                                                                       ACTUAL(1)   AS ADJUSTED(2)
                                                                                      -----------  --------------
Short term debt.....................................................................       87,162         87,162
Long term debt(3)...................................................................      352,895        352,895
Stockholders' Equity................................................................    3,724,894      6,582,894
  Common Stock $0.01 par value, 30,000,000 shares authorized; 12,886,885 shares outstanding; 13,686,885 outstanding as adjusted pro forma(4)
Accumulated deficit.................................................................   (3,925,017)    (3,925,017)
    Total Stockholders' Equity......................................................     (200,123)     2,657,877
    Total Capitalization............................................................      152,772      3,010,772

                      ASSUMES MAXIMUM AMOUNT OF UNITS SOLD

                                                                                             JUNE 30, 1997
                                                                                      ---------------------------
                                                                                       ACTUAL(1)   AS ADJUSTED(2)
                                                                                      -----------  --------------
Short term debt.....................................................................       87,162         87,162
Long term debt(3)...................................................................      352,895              0
Stockholders' Equity................................................................    3,724,894     23,024,644
  Common Stock $0.01 par value, 30,000,000 shares authorized; 12,886,885 shares outstanding; 17,886,885 outstanding as adjusted pro forma(4)
Accumulated deficit.................................................................   (3,925,017)    (3,925,017)
    Total Stockholders' Equity......................................................     (200,123)    19,099,627
    Total Capitalization............................................................      152,772     19,452,522

------------------------

(1) Derived from the Financial Statements of the Company included elsewhere in this Prospectus.

(2) As adjusted to reflect the sale of the Minimum Amount and Maximum Amount of Units and the application of the net proceeds set forth in "Use of Proceeds".

(3) Includes notes payable to affiliated persons in the total aggregate principal amount of $352,895. See "Certain Relationships and Related Transactions." If the Minimum Amount is raised, the long term debt will not be retired from the proceeds of the Offering.

(4) Does not include shares of Common Stock reserved for issuance upon the exercise of the Underwriter Warrants, the Warrants issued and sold in the Offering, or the 4,549,559 shares of Common Stock reserved for issuance for outstanding stock options under the Company's Stock Option Plan. See "Management--1992 Incentive Stock Option Plan".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                             AND PLAN OF OPERATION

    The following discussion should be read in conjunction with the consolidated financial statements and related notes and "Summary Financial Data" included elsewhere in this Prospectus.

GENERAL

    The Company was formed in 1987 and is in the development stage. The Company's principal business is to design, develop and market a family of new heavy duty diesel and natural gas engines with potential applications in trucking, marine and stationary power. Since inception, the Company has been engaged in development of its products and raising capital. The Company has not initiated any production, manufacturing or sales of its products at this point, which has resulted in the accumulation of net losses characteristic of a development stage enterprise.

    Although the Company has generated minimal revenues from the sale to APE of engines purchased from a third party in the first quarter of 1997 and anticipates that such revenues will increase, the Company has not generated any revenues to date from the sale of its own products and does not expect to recognize revenue from the sale of the HT1-450 or HT2-300G any sooner than the end of 1998. See "Business--APE Joint Venture".

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Company's capital resources have been limited. Management believes that the limited availability of capital resources has adversely affected the Company's results of operations or prevented the Company from taking advantage of certain opportunities. For example, the Company has been required to take actions such as using more expensive but readily available components, shipping materials and components by more expensive transit, and procuring monies on terms less favorable than those that may be available following this Offering.

    Management projects that the net proceeds from the sale of the Maximum Amount will be sufficient to fund completion of development of the HT1-450 and HT2-300G engines and provide working capital requirements for approximately sixteen (16) months. After such 16 month period, the Company believes that it may be able to finance its operations from internally generated revenues, assuming the successful completion of development. However, unless the Company can internally generate sufficient funds, additional financing will be required to enable the Company to maintain its activities. If the Minimum Amount of Units are sold, the Company believes that it will have sufficient funds to complete the HT1-450 and HT2-300G engine development, but at a much slower pace (30 months) due to continued use of part time personnel, fewer test engines, and without the benefit of additional facilities and test equipment. There are no assurances that internally generated funds will be sufficient, or that additional capital, if needed, will be available, or if available, will be on terms favorable to the Company. The Company presently has no credit facilities or any other commitments to provide capital. See "Risk Factors--Need for Additional Financing."

    Over the next twelve (12) months, the Company's operations will be focused primarily on completing the development program previously defined for the HT1-450 diesel engine and the HT2-300G natural gas engine. In addition to funds obtained from the Offering, the Company intends to seek funding from the Natural Gas Institute, the U.S. Department of Energy and from several major natural gas suppliers through Alternate Power Equipment, Inc. in risk sharing engine/generator development programs. However, there are no assurances that such funding will be available.

    In addition to completion of the development of the HT1-450 and HT2-300G engines, new research and development activities planned for the next 12 months include:

    1. An electro-hydraulic engine valve actuation system that eliminates wear related adjustment.

    2.  A high pressure natural gas fuel injection system.

    3.  Further work on polyalphaolefin based engine lubricant/coolants.

    The Company does not anticipate that significant funds will be required to pursue these three activities during the next 12 months.

    As of September 30, 1997, the Company had $512,895 of long term debt, which has been loaned to the Company by affiliates. Of this amount, $262,895 represents monies advanced by the directors of the Company in September 1996 to fund an offer by the Company to rescind the sale of its Common Stock, and the remaining $90,000 represents loans by three directors in February and April 1997 of $30,000 and $60,000, respectively, for working capital. These loans bear interest at the rate of 9% per annum and are payable 24 months from the respective dates of their maturity. In July 1997, Byron Spain, the Company's Chief Executive Officer and a director, loaned $50,000 to the Company for working capital, which loan bears interest at the rate of 18% and is due and payable in January 1999. In August 1997, Messrs. Spain, Bennett, Donavan Garman and Steven E. Garman loaned a total of $110,000 to the Company for working capital, which loans bear interest at the rate of 9% and are due and payable in August 1999. Unless at least $6 million of gross proceeds are raised in the Offering, no Offering proceeds will be used to repay these loans. If less than $6 million of proceeds are raised in the Offering, the loans will be repaid from available cash flow from future operations, if any, or proceeds from future financings, if any such financings occur. Each of these lenders has agreed to defer repayment of the loans beyond the stated maturity date if the Company does not have adequate working capital at the respective maturity date of the loans. For additional information regarding these loans, see "Certain Transactions" and "Business--Legal Proceedings."

PROPOSED PLAN OF OPERATION

    Following is a discussion of the Company's proposed plan of operation during the 12 months following completion of the Offering and through the time presently estimated for completion of the development of the HT1-450 and HT2-300G engines. The amount of proceeds raised in the Offering will have a material impact on the specific allocations of proceeds as well as the rate of the Company's development efforts undertaken over the next 16-30 months with respect to the HT1-450 and HT2-300G engines. The Company's plan of operation as well of the use of proceeds is within the discretion of the Company and is subject to change.

    PERSONNEL. The Company currently employs seven full time employees and relies extensively on part-time employees and consultants due to limited funding. If the Minimum Amount is raised, the Company intends to increase the number of full time employees from seven to 11. However, if only the Minimum Amount is raised, it will still have to rely on the use of part-time personnel, resulting in a slower development effort. If the Maximum Amount is raised, the Company anticipates increasing the number of full time employees from seven to 16, including a senior executive from the automotive industry to head manufacturing operations and a senior engineer from an engine competitor to complete engine development.

    EQUIPMENT. The Company's existing facilities and equipment are limited. As a result, the Company has relied extensively on outside vendors to supply key components. If the Minimum Amount is raised, the Company presently intends to expend approximately $150,000 for three machines to be utilized for producing certain engine components and will continue to rely extensively on outside vendors for key components. The use of outside vendors necessarily results in longer lead times to obtain critical parts and slows the development process. If the Maximum Amount is raised, the Company intends to expend approximately $6 million for equipment, which will allow the Company the ability to produce key components in-house to support the development and production startup efforts. These funds will also allow for additional test stations for its engines. If the Maximum Amount is raised, the current business plan calls for the Company to purchase CNC machining equipment, dynomometers, one forklift truck, and two testing trucks. If the Minimum Amount is raised, the equipment purchased will be limited to three manual machine tools.

    TEST ENGINES. The amount of capital available will affect the number of test engines which the Company will be able to fabricate for testing. If the Minimum Amount is raised, the Company anticipates producing 10 HT1-450 engines and two HT2-300G engines for testing, at an estimated cost of $600,000. If the Maximum Amount is raised, the Company anticipates producing 25 HT1-450 engines and 10 HT2-300G engines for testing, at an estimated cost of $1,750,000. The greater the number of test engines available, the faster the development effort is able to proceed.

    FACILITIES. The amount of proceeds available from the Offering will have an impact on the amount of leased facilities which the Company will utilize following the Offering. If the Minimum Amount is raised, the Company intends to lease an additional 10,000 square feet for its operations. If the Maximum Amount is raised, the Company intends to expand its existing facility with the addition of 50,000 square feet of leased space to accommodate the increased amount of machinery and testing facilities.

    If the Company raises more than the Minimum Amount but less than the Maximum Amount of proceeds from the Offering, the use of the proceeds will be determined by the Company's management. Based upon information currently available, the Company intends to allocate proceeds in excess of the Minimum Amount to the following categories in the following priorities if proceeds in excess of the Minimum Amount are raised: (1) additional personnel; (2) additional leased facilities; (3) additional equipment; (4) additional test engines; and (5) additional marketing activities.

    If the Company raises the Maximum Amount in the Offering, it believes it will have sufficient capital to complete the development of the HT1-450 and HT2-300G engines in the 16 months following completion of the Offering. If the Company raises only the Minimum Amount, the period of development is estimated to occur at a pace that will not allow completion of development for at least 30 months due to less personnel, fewer test engines, and reduced facilities and test equipment. Further, the availability of fewer test units and less test equipment could increase delays from unforeseen technical issues which normally accompany any development effort. The slower rate of development exposes the Company to an increased risk of competition from other manufacturers.

    Therefore, although the Company anticipates having adequate capital to sustain its operations for at least the next 12 months if only the Minimum Amount is raised in the Offering, the Company intends in such event to seek additional financing to facilitate a faster pace of development for the HT1-450 and HT2-300G engines. If more than the Minimum Amount, but less than the Maximum Amount, is raised in the Offering, the Company may also seek additional financing. However, there are no assurances that such funds will be available, or if available, on terms which are attractive to the Company.

    For further information regarding the Company's proposed plan of operation see "Business" herein.

                                    BUSINESS

GENERAL

    RODI Power Systems, Inc. is a development stage company whose first product, the HT1-450 turbo diesel engine, is in the development stage. If the HT1-450 is successfully developed, the Company intends to manufacture, market, and sell this engine, as well as derivative engines based on this technology and related components and accessories world wide. The Company also intends to manufacture, market and sell the HT2-300G four-stroke cycle natural gas fueled engine currently under development, regardless of the success of the HT1-450 engine. There are no assurances, however, that development of these products will be successfully completed. The Company is an equal partner in a three way joint venture, Alternate Power Equipment, Inc., which recently commenced manufacturing diesel/electric stationary power systems using Deere PowerTech engines.

PRODUCT DESCRIPTION

    RODI is developing a two cylinder turbocharged power module which can be packaged into a variety of forms; I-2, V-4, I-4, I-6, V-8 and V-12. The first engine, the HT1-450 turbo diesel engine, is a V-4 engine which is substantially lighter in weight and shorter in length than its competitors when constructed from identical materials. It is designed to be a replacement for the I-6 cylinder CAT 3406, Detroit S60 and Cummins N14 series of engines which produce 350 to 500 hp and weigh approximately 2700 lbs with no accessories, coolant or oil. These engines, intended primarily for the class 8 heavy truck market, are also used extensively in stationary and marine applications, such as power generation, pumping and refrigeration. The HT1-450 is expected to have an advantage in each competitive category: lower fuel consumption (approximately 40 hp less internal friction at 1800 rpm), higher low speed torque, lower weight and lower structural loading for longer life. A tabulation of the physical attributes of each engine is shown in the section below entitled "Competition."

    The turbocharged two cylinder power module is based on two enabling technologies currently under development by RODI, the reverse uniflow two-stroke engine cycle and the two point microprocessor engine control and its associated interactive software. Patents are currently pending on two technologies: a unique piston design and a valve train mechanism which has application to all internal combustion engines. See "Business--Patents and Proprietary Rights."

    In the reverse uniflow two-stroke cycle, pressurized air is admitted via intake valves located in the cylinder head and exhaust is discharged through ports machined into the lower extremity of each cylinder liner. This eliminates the need for exhaust valves while still achieving efficient scavenging of the exhaust within the cylinders.

    The two point microprocessor engine control under development is designed to permit initiation and termination of fuel delivery to be programmed independently for each individual cylinder. The control system computer is designed to continuously monitor and control all engine functions to optimize operating efficiency. An integral cellular telephone/modem capability will be designed into the control system to enable the engine's operator to receive diagnostic or repair assistance from a factory service specialist at any time. The service specialist will be able to operate/adjust the engine by remote control.

    The benefit of a V-4 over an I-6 configuration includes reducing the number of main bearings from seven to three and the length of the crankshaft by 45%. A proportional reduction in component count is reflected throughout the engine resulting in approximately 40% fewer parts and hence significantly lowering the cost of production. Another significant difference between the HT1-450 and its four-stroke competitors is the absence of exhaust valves and related heating of the head. The single greatest failure mechanism of diesel engines is exhaust valve induced failure of the head. The heat normally lost to the head's coolant in competing engines is harnessed by two turbochargers in the HT1-450. Each turbocharger is connected to a pair of cylinders on one bank of the V, allowing either half of the engine to operate independently of the other, improving fuel consumption when lightly loaded as during an empty backhaul.

    If development is successful, the fuel delivered to each cylinder will be individually controlled by the two-point microprocessor. Combustion research has established a definite relationship between piston speed (engine rpm) and initiation of fuel delivery for optimum performance. By adjusting the initiation point and period of fuel delivery to engine speed, smoother operation is possible as are reduced exhaust emissions. The control system can be programmed to run the engine on either bank of the V, resulting in a 15% reduction in fuel consumption during that portion of operation. This operating feature is not presently available on any of the competing engines. The microprocessor also provides cruise control, vehicle speed limiting, dynamic braking, emergency shutdown, automatic ether start in cold weather, progressive shifting prompts and diagnostic outputs.

    Synthetic oil (polyalphaolefin) is used for both lubrication and cooling. In competing water cooled engines, coolant seal leakage resulting in oil contamination is a common cause of premature engine failure. In addition, synthetic oil can safely be used at temperatures in excess of 240 degrees Fahrenheit whereas water/glycol mixtures are limited to 215 degrees. Higher coolant temperatures permit the use of a relatively smaller heat exchanger (radiator) and improved fuel economy. Using synthetic oil as a coolant also eliminates the risk of freeze damage to the cylinder block and head. Disposal of contaminated water/glycol coolant is also eliminated since synthetic oil can be recycled and reused at minimal cost. Engine braking is provided by a hydraulic retarder feature integral with the oil pump. Additional braking is provided by the engine fan whose clutch is automatically engaged when the truck brakes are activated. The combined braking capacity is approximately 100 horsepower with reduced noise levels.

    The HT1-450 has a cylinder bore and stroke (6.25 x 6.82) which is slightly larger than that used by its four-stroke cycle competitors. Since each piston has a power stroke on each revolution of the crankshaft, the 4 cylinder engine has an effective volumetric displacement of 587 cubic inches. The four-stroke 6 cylinder competitors have a power stroke on alternate revolutions of the crankshaft and have an effective volumetric displacement of 385 to 447 cubic inches. The two-stroke cycle also creates a flatter torque curve which significantly increases high rpm pulling capacity, permitting the replacement of standard 9 and 12 speed transmissions with a lighter, lower cost 7 speed unit or enabling the use of a higher speed rear axle. The cylinder block, cylinder head, crankshaft and connecting rods currently under development are designed to withstand increased output power to as much as 650 hp. The production HT1-450 is expected to weigh less than 2,000 lbs which is significantly less than the competing engines.

    The HT2-300G uses approximately 80% of the HT1-450's components; differing primarily in the cylinder head, cylinder liners, pistons, fuel control and simplified accessory drive system. The four-stroke engine cycle limits the effective volumetric displacement to 418 cubic inches but permits the use of natural aspiration air induction. By using the rugged diesel engine moving parts and cooling system in combination with natural aspiration air induction and a 10.5:1 compression ratio, the engine is expected to provide trouble free operation for long periods of time. The production HT2-300G is expected to weigh less than 2,000 lbs.

INDUSTRY ANALYSIS

    MARKET SIZE. The class 8 truck market is relatively stable and very well documented with 2.3 million trucks registered in 1995. (As reported in THE WALL STREET JOURNAL and DIESEL PROGRESS MAGAZINE). New truck sales over the last 10 years have varied from 160,000 to 210,000 annually with 1995 production at 205,000 units. The class 8 engine has an average life of 9 years, based on 100,000 miles per year and includes at least one major overhaul. A new engine may be substituted for an engine rebuild if the added productivity justifies the additional cost, particularly on trucks with expensive chassis such as concrete mixers. The market for engines in this power class for alternate applications (military, marine and stationary) is less well documented but averages approximately 40,000 annually. The international market for class 8 engines has been small mainly due to the lack of an adequate road infrastructure and the cost of fuel. This is changing as countries such as Saudi Arabia and Australia expand their highway systems which created a demand for 28,000 engines in 1995. These combined markets are conservatively estimated at 373,000 engines in the 350 to 500 hp power class annually with a value of more than $6 billion. After-market service and spare parts represent a significant and growing portion of the class 8 engine market, with estimated annual sales of more than $1 billion.

    As a result of the deregulation of both the natural gas and electrical power industries, the demand for both diesel and natural gas fueled electrical power generation systems is expected to grow dramatically. (As reported to the INGAA Foundation in 1996 by STONE & WEBSTER MANAGEMENT CONSULTANTS, INC). The use of remote electrical power generation is particularly important in those regions where a significant percentage of electrical power consumption is the result of air conditioning or refrigeration. Sites such as office buildings, shopping malls, supermarkets and high schools are large consumers of refrigeration and air conditioning. A high percentage of these sites require from 200 to 600 kilowatts of electrical power during peak consumption periods. In a typical Southern site where electricity costs $0.07 per Kwh and natural gas costs $3.00 per MCF, savings of up to 40% can be achieved using a natural gas fueled electrical generator system. The HT2-300G is designed to provide continuous duty and optimum fuel efficiency at minimum capital cost.

    COMPETITION. The Cummins N14 series, the Cat 3406 series and the Detroit S60 series of six cylinder in-line diesels are the engines of choice for the North American class 8 heavy duty truck market. Cummins and Detroit currently have 35% market shares each and Cat has 30%. No foreign manufacturer has a class 8 engine available in North America that meets customer expectations. Below is a brief comparison of the competing engines.

                                         CUMMINS     DETROIT       CAT            RODI
FEATURE                                    N14E        S60        3406E         HT1-450
--------------------------------------  ----------  ----------  ----------  ----------------
Fuel..................................      diesel      diesel      diesel            diesel
Bore (in).............................         5.5         5.1         5.4              6.25
Stroke (in)...........................         6.0         6.3         6.5              6.82
Cylinders.............................           6           6           6                 4
Vol/rev (cu in).......................         428         387         447               587
Rated Power (hp)......................         450         450         450               450*
Rated Speed (rpm).....................        2100        2100        2100              1800
Max Power (hp)........................         500         500         550               500*
Dry Weight (lbs)......................        2805        2630        2867    less than 2000*
Size (in).............................    58x34x52    57x34x50    62x38x54          43x48x42
Intake Valves.........................          12          12          12          up to 16
Exhaust Valves........................          12          12          12                 0
Main Bearings.........................           7           7           7                 3
Friction (hp).........................          71          71          75                38*
2 Cyl Cruise..........................          no          no          no               yes
Hydraulic brake.......................          no          no         yes               yes

------------------------

* These are internal goals which have not yet been realized and are subject to final development.

This competitive comparison illustrates the unique advantages that the fully developed HT1-450 is expected to have:

1. The production HT1-450 is designed to weigh significantly less than its lightest competitor when manufactured from the same materials and is ready to run. This potentially translates into an average annual profit increase of $5,000 or more for trucks operating at maximum gross weight with payloads such as fuel, concrete and new automobiles.

2. The HT1-450 is designed to have less internal friction than its best competitor which should result in a fuel economy advantage of up to 7.5% regardless of application.

3. The HT1-450 is designed to automatically operate on two cylinders during periods of low power demand such as a dump truck returning home. This can result in significantly less fuel being consumed during that portion of operation and may reduce engine wear.

4. Both the HT1-450 and HT2-300G are designed to have 40% fewer parts to manufacture, break or wear out. The initial cost of the engines and overhauls, when necessary, are expected to be much less expensive than the big three competitors' engines.

5. The HT1-450 power head is designed to be removed from a class 8 truck and replaced in about 4 hours. This will permit most major repairs to be made more efficiently out of the truck rather than the "in-frame" repairs normally performed on the competitor's engines. The loss of an additional 16 to 20 hours of hauling time, when comparing a RODI repair with competitors, costs the operator up to 12,000 ton miles in lost revenues. In 1994 the average freight rate was $1.84 per ton mile and the average payload was 12 tons, at an average highway speed of 50 mph, this would result in a revenue differential penalty of $17,664 for a single engine breakdown that kept the truck from moving for 16 hours more than the HT1-450 equipped vehicle.

    Aftermarket parts suppliers and local overhaul specialists have captured a significant percentage of the North American class 8 engine non-warranty service and parts business. These companies are aided in their market penetration by the warranties and speed of service of the engine manufacturer's local dealers. RODI has crafted a warranty and service plan intended to capture a significant portion of the aftermarket parts and service business for the HT1-450. Engine power head removal/replacement has been designed to be a simple process which can be accomplished in about 4 hours. Because the HT1-450 power head is lighter in weight, less expensive service trucks and handling systems may be employed for roadside repairs. By making engine replacement a viable option and remanufactured engines affordable, RODI expects to retain more control of aftermarket parts and service.

MARKETING PLAN

    RODI's marketing strategy is based on customer demand "pull through" with the truck and generator set manufacturers. RODI has been working directly with selected customers and a truck and generator set manufacturer to integrate their requirements into the basic engine design. Because of its small size, the HT1-450 can be installed in most currently available heavy duty trucks. Newly designed trucks may take full advantage of the lighter weight and more compact size of the HT1-450. If sufficient funding is available and the development program is successful, the first RODI engine for testing in the generator set application is expected to be delivered in 1998.

    RODI intends to develop replacement engine retrofit kits for the most popular class 8 trucks. By offering the hardware required to upgrade trucks with worn engines that are otherwise sound, the customer has a choice of repowering rather than replacing the entire truck. The typical 5 year old class 8 truck has accumulated 500,000 miles and requires either a full "in frame" engine rebuild or a replacement engine to continue reliable service. Trucks in this condition are generally fully amortized but retain a resale value of approximately $25,000 plus the value of the payload system. By substituting a RODI HT1-450 for the old engine and replacing wear items such as brakes and universal joints, the value of the truck is significantly increased at a much lower cost than that associated with conventional engines.

    Many of the larger carriers prefer to trade in their used trucks and purchase new ones before major repairs are required. RODI has identified and has been working directly with several such carriers in the Pacific Northwest as well as a limited number in other areas of North America

    Upon successful development of the HT1-450 engine, the primary thrust of RODI's marketing effort will initially be directed at capturing a significant market share in the Pacific Northwest, and then in the Gulf Coast regions. The initial emphasis for truck engine sales is on Washington, Oregon, Idaho and British Columbia whose proximity to RODI simplifies communications and sales and service support while the program is being perfected. Kenworth, Freightliner and Western Star have truck assembly plants within 200 miles of RODI's headquarters in Kent, Washington. Due to the relative prosperity of the Pacific Northwest, market predictions for the local area are more favorable than North America as a whole. With the exception of logging trucks, all segments of the local market are expanding; resulting in a minimum predicted market of 12,000 new trucks annually and a similar quantity of remanufactured engines. A conservative estimate for total 1997 engine sales for class 8 trucks in the Pacific Northwest is $575 million based on the reported plans of Freightliner and Kenworth.

    Two key customer types have been targeted for initial truck engine sales efforts, the high gross weight haulers and the medium size regional general freight lines. In this expanding economic area, the transport of fuel, gravel, concrete and new cars represent the fastest growing market segments with more than 8000 units sold in 1995 based on license applications to Washington Department of Motor Vehicles. Since these vehicles typically go out at maximum gross weight and return empty, they are prime candidates for the HT1-450's added payload and low cost back haul capability.

    The ports of Seattle/Tacoma, Portland and Vancouver, B.C. handle a major portion of the Pacific rim shipping which is then trucked throughout the Western states by more than 200 regional truck lines. (SOURCE: WESTERN WASHINGTON YELLOW PAGES) Freight carriers such as Oak Harbor Freight and Okanagan Seattle Transport operate a significant number of trucks exclusively within the Pacific Northwest, many of which operate at maximum gross weight most of the time. These 200 carriers presently own and operate nearly 28,000 trucks and are expected to continue growing.

    The Gulf Coast was chosen due to the presence of the Peterbilt and Marman truck plants near Dallas and the large U.S./Mexico truck fleet operations resulting from NAFTA; the location of Alternate Power Equipment, Inc. in Alvin, Texas; and the large number of marine operators in the area.

    RODI recently began to study the market for a natural gas fueled derivative engine-generator system specifically for interruptible electrical load management in heavy commercial and light industrial applications. The primary customers for this system would be the major natural gas distribution companies who intend to provide an alternate source of electrical power to their customers during peak electrical usage periods. This period is generally during the summer months when air conditioning greatly increases demand for electrical power and natural gas demand, used primarily for space heating, is at its lowest point. The customer is expected to reduce the cost of peak demand electrical power by up to 40% and the gas utilities are expected to increase summer revenues by up to 50%. Preliminary market studies by RODI indicate that there are more than 300,000 sites where this system would be economically viable with each site requiring 2 to 6 engine-generator sets. This market is conservatively estimated by RODI at $14 billion over 10 years. In addition to the 300 kw HT2-300G, the Company expects to market a 7.6 liter 150 kw Deere natural gas engine being developed for the same application. The first 7.6 liter Deere natural gas engines are expected to be available in the fourth quarter of 1997.

APE JOINT VENTURE

    In 1997 the Company reached a non-binding agreement in principle with two other parties to form a joint venture, to be known as Alternate Power Equipment, Inc. ("APE"). The parties to the proposed joint venture are Alternate Power Technology, Inc. and N.R. Broussard Landing, Inc. APE is proposed to be formed to design, fabricate and market diesel/electric, natural gas/electric and line shaft stationary power systems with prime ratings from 40 to 400 kw. These heavy duty systems are intended primarily for applications such as petroleum drilling and continuous duty lighting at remote sites. Under the terms of the joint venture as currently proposed, RODI is responsible for furnishing to APE internal combustion engines and controls, and engineering and manufacturing support. Initially, engines supplied by RODI will be obtained from John Deere on an OEM basis. It is contemplated that RODI manufactured engines will be integrated into the product line as they become available. The other venture partners are responsible for the assembly of the products, and marketing and distribution. Under the terms of the proposed joint venture agreement RODI is entitled to a 15% markup on equipment supplied to APE, and the other venture partners are required to furnish certain services to APE at a 15% markup. Under the terms of the joint venture as presently proposed, net profits of the venture would be shared equally by the venture partners.

    As of the date of this Prospectus RODI had sold five John Deere engines to one of the other partners on behalf of the proposed joint venture. The parties are presently in the process of assembling the initial diesel electric stationary power system utilizing the John Deere PowerTech engine. Although one potential customer has advised APE that it intends to order 49 units upon successful completion of testing, none of the generator units have yet been sold by APE.

    Formation of the APE joint venture remains subject to the parties entering into a definitive joint venture agreement, which is being negotiated among the parties. There are no assurances that the joint venture will be formed, either on the terms as presently proposed or otherwise, or that it will commence operations. Further, none of the parties has any obligation to make any material financial contributions to APE, either in the form of loans or capital contributions. Moreover, the Company has no financial information regarding its proposed partners. Therefore, it has no assurances that such persons will have the ability to provide financing to the venture or pledge their credit to obtain third party financing. Presently, it is contemplated that financing will be obtained from third parties. However, APE does not yet have any commitments to obtain additional capital from any source. Therefore, there are no assurances that APE will be able to finance its activities.

THE DEVELOPMENT PROGRAM

    CURRENT STATUS OF HTI-450 ENGINE

    RODI has fabricated and extensively tested three prototype models of the HT1-450 diesel engine. These engines have satisfactorily completed the following design and performance parameters: validation of the reverse uniflow cycle, dynamic balancing, structural adequacy, fuel injection, intake valve timing and piston and piston ring configuration. These three engines have accumulated many hours of test operation on the Company's dynamometer test stand and limited road testing in the Company's class 8 heavy truck. Prototype engine fuel efficiency has been adequate for the power levels tested to date. Further development and testing will be required to (i) improve cooling capacity, (ii) sustain valve train operation at 1800 rpm, and (iii) synchronize the exhaust system and the turbocharger.

    Currently tests are planned to enhance performance and increase maximum power output of the HT1-450 by greatly increasing air flow through the engine by optimizing air cycle components such as intake valves, exhaust port geometry, supercharger volume ratio and turbocharger matching. Variables to be tested include various exhaust system geometry changes; the use of four intake valves per cylinder and using several types and combinations of supercharger and turbocharger. Optimizing the air cycle of a two-stroke engine is a complex trade-off of many characteristics that are interrelated. Recently completed cylinder liner and piston design changes are believed to have resolved past problems associated with oil cooling and will be verified by test during the first phase of the pre-production engine development program.

    REPORT OF DAVID T. MARKS

    A technical status report on the HT1-450 program prepared by David T. Marks, an independent engine expert, in January 1997 is attached as Appendix A to this Prospectus. Mr. Marks was retained by the Company in 1996 in order to obtain an independent valuation of the HT1-450 engine design. Since the date the report was issued, the HT1-450 engine has undergone extensive redesign, based in part upon the suggestions of Mr. Marks. RODI continues to retain Mr. Marks as an outside consultant.

    HT1-450 DEVELOPMENT PROGRAM PLAN

    If the Maximum Amount is raised, RODI intends to fabricate 25 preproduction HT1-450 engines for use in completing the development program. These engines will be divided into four groups; five engines for component integration verification testing, five engines for dynamometer endurance testing, five engines for manufacturing engineering development and ten engines for in-truck highway testing. If the Minimum Amount is raised RODI intends to fabricate 10 preproduction HT1-450 engines with two engines each for component integration, dynamometer endurance and manufacturing engineering, and four engines for in-truck highway testing. These tests will address the following characteristics:

    1.  Component Integration Testing

       a.  Valve train performance

       b.  Oil pumping and oil cooling system

       c.  Cylinder liner/Piston/Rings performance

       d.  Crankshaft/Rod/Bearing performance

       e. Air cycle performance including supercharger and turbocharger selection

       f.  Fuel injection system performance

       g.  Build 2-cylinder test modules to facilitate development testing

    2.  Dynamometer Endurance Testing

       a.  Continuous maximum power rating (air flow and cooling)

       b.  Fuel efficiency certification

       c.  Exhaust emissions certification

       d.  Low temperature starting

       e.  Two cylinder on/off mapping

    3.  Manufacturing Engineering Development

       a.  Integrated liner/head system

       b.  Superinsulation installation and durability

       c.  Aluminum gear box development

    4.  In-Truck Highway Testing

       a.  Freightliner, Navistar, Western Star and Kenworth engine installation

       b.  Manual 7 and 9 speed transmission versus automatic transmissions

       c.  On-engine diagnostic and telemetry systems performance

    HT2-300G DEVELOPMENT PROGRAM

    The Company believes that the primary competitive advantage of this engine will be its simplicity, low cost and rugged packaging approach for application in the stationary power market. The HT2-300G four-stroke engine is based on fully proven design principals currently in the marketplace.

    Although the HT2-300G engine has not yet been fabricated by RODI, approximately 85% of the engine design is similar to the HT1-450 engine; most of the remaining details relate to the proven four stroke cycle engine. Design details remaining to be completed relate to the cylinder head, spark ignition system, gas control valve and accessory drive. If the Maximum Amount is raised, RODI intends to fabricate 10 HT2-300G engines for the development program. The engines will be divided into two groups; four will be used in-house for dynamometer and direct generator drive testing and six will subsequently have any design improvements added and then be provided to Alternate Power Equipment, Inc. for a cooperative test program. If the Minimum Amount is raised, the HT2-300G development program would assume lower priority to the HT1-450, but RODI would fabricate two HT2-300G engines for the development program, with one for in-house testing and one for an APE cooperative test program. These tests will address the following characteristics:

    1.  Component Integration Testing

       a.  Exhaust Valve endurance

       b.  Gas control valve performance

       c.  Spark ignition system optimization

    2.  Dynamometer Endurance Testing

       a.  Continuous maximum power rating

       b.  Fuel efficiency

       c.  Exhaust emissions

       d.  Low temperature starting

       e.  Compatibility with unrefined (wellhead) gas

    3.  Manufacturing Engineering Development

       a.  Cylinder block and crankshaft development

       b.  Cylinder head development

       c.  Valve train development

    4.  Customer Cooperative Testing

       a.  Generation system installation

       b.  Synchronous and induction generator matching

       c.  On-engine diagnostic and telemetry systems performance

GROWTH STRATEGY

    The Company believes its principal strengths include (i) its reservoir of technical talent, (ii) a unique engine cycle and fuel control design, and (iii) an expanding worldwide demand for similar products.

    The Company's growth strategy includes the following key elements:

    DEVELOP AND MARKET A COMPLETE PRODUCT LINE OF HEAVY DUTY DIESEL ENGINES. In addition to RODI designed and developed engines, the Company currently has OEM (Original Equipment Manufacturer) rights from John Deere to high quality engines from 80 hp to 500 hp that will currently be complimented by internally manufactured products. Assuming successful completion of development, RODI intends to manufacture engines having from 300 to 2000 horsepower which will create a full engine product line from 80 to 2000 horsepower.

    INITIATE PRODUCTION USING ESTABLISHED SUBCONTRACTOR RESOURCES. The Company believes that the most cost effective method of reaching volume production capacity quickly is to utilize qualified subcontractors, selected through a process of teaming to produce most engine components. RODI is currently investigating a number of sites for its initial assembly plant.

    NORTH AMERICAN MARKET PENETRATION. Upon successful development of the HT1-450 and HT2-300G engines, the Company intends to focus marketing efforts in North America using field representatives responsible for developing a Distributor/Dealer sales and service network, a working relationship with the major users in their region and maintain cooperative relations with the major truck, stationary power and yacht manufacturers. The Company is presently seeking other joint venture partners in addition to Alternate Power Equipment, Inc. to participate in the development and marketing of products to the industrial power and marine power businesses in the Pacific Rim and European Economic Community.

    INTERNATIONAL EXPANSION. The Company is seeking strategic alliances or production licensees in the Pacific Rim and European Economic Community. The Company presently has an agreement with Japan Transaction Partners in Tokyo, Japan to represent its interests in that region.

OPERATIONS

    Presently the high value components of the HT1-450 prototypes are planned to be wholly subcontracted to qualified suppliers. RODI presently has the in-house capability of machining several key proprietary components associated with the reverse uniflow cycle and fuel control system. For the production program, the high value iron components such as the cylinder block are intended to be cast by a third party at a foundry located in Mexico in conjunction with several other heavy duty diesel engine manufacturers to take advantage of the economic benefits of the NAFTA treaty. These components would then to be shipped into the United States via the Laredo, Texas port of entry and machined either by subcontractors or by RODI. The aluminum components are intended to be cast at a foundry in Texas and machined at an adjacent facility.

                            RODI POWER SYSTEMS, INC.
                          MANUFACTURING ACTIVITY FLOW

RECEIVING

    1. Raw materials, unmachined castings and finished components are delivered to a RECEIVING CELL where they are logged into the on-line data base.

    2. Empty KanBans (tubs on wheels) are retrieved from the Receiving Pending KanBan holding area, transported to the RECEIVING CELL and loaded with materials. Each KanBan's bar code is scanned and its contents recorded.

    3. KanBans containing finished components are moved to the BUY STORES CELL, KanBans containing raw materials and unmachined castings are moved to the RAW MATERIAL/MFG. STORES CELL. The KanBan's bar code is scanned as it is deposited in the appropriate holding area.

MANUFACTURING/MACHINING

    1. MANUFACTURING CELLS are supplied with the appropriate raw material or unmachined casting as required by the schedule. Each KanBan enters the manufacturing area via a Staging Area where the part to be machined is mounted on a bar coded pallet. The material hand-off from KanBan to pallet is entered into the on-line data base.

    2. As the MANUFACTURING CELL demands, the appropriate bar coded pallet is mounted on the machine tool feed and machined with the correct CNC code.

    3. The completed component is returned to the correct KanBan and either forwarded to MANUFACTURING STORES CELL or delivered to the Spares Staging area for delivery to a customer as a spare part. As the KanBan's bar code is scanned, the computer provides a visual and itemized list of its required contents to assist the machine operator in assuring correct component assignment.

ENGINE ASSEMBLY/TEST

    1. Bar coded Engine Carts (batter powered jitneys) are used to transport all required components to assemble a single engine from MANUFACTURING and BUY STORES CELLS. The contents of several KanBans are scanned and linked to the Engine Cart to form a "train".

    2. The Engine Cart "trains" are transported to an ASSEMBLY CELL staging area.

    3. As the ASSEMBLY CELLS demand, the Engine Cart "trains" are moved to an ASSEMBLY CELL where the engine is fully assembled. As the components of each KanBan are consumed, the empty KanBans are returned to the Receiving Pending KanBan holding area near the RECEIVING CELL by a returning Engine Cart.

    4. The complete engines are marked with a bar code data plate wherein its entire component pedigree is entered into the computer. The engine is then attached to a moving overhead transport chain and taken to an engine TEST CELL.

    5. The engine is attached to a dynamometer, its bar code scanned, started and tested at various power output loads for 20 minutes. This test data is added to the engine pedigree.

    6. Those engines that successfully pass the test program are reattached to the overhead transport chain and moved through the paint booth and then to the Pack/Ship staging area. Those engines that fail the test program are moved to an adjacent REPAIR CELL where the problem detected is repaired. The engine is then returned to the Test Cell where a complete test sequence is performed.

PACK/SHIP

    1. In the PACK/SHIP CELL tested engines are removed from the overhead transport chain, their bar code scanned and mounted in a shipping container.

    2. The containerized engines are logged out of the on-line data base and appropriate ownership and shipping documents generated by the computer.

    3.  The containerized engines are loaded onto a vehicle for delivery.

    For the production program, RODI intends to use a Flexible Manufacturing System (FMS) based on the production cell and kanban inventory control process for engine assembly. The FMS implementation provides a physical assembly cell containing all required functions for each team. FMS cells have an assembly capacity of 4 engines per shift each. Each cell will be staffed by 3 employees. Thus 3 employees will be capable of completing 4 engines daily. The cells will be put on line in increments matching order bookings. The FMS approach also enables a rapid training program since one experienced individual can train two persons at once. By using the latest in high efficiency tooling and equipment, including robotics where appropriate, RODI intends to maintain production efficiencies superior to its larger competitors who are saddled with a transfer line assembly process which cannot easily adjust to volume variations. The proven advantages of the FMS team approach include process ownership by the employees which encourages innovation, bottleneck elimination and, most important, elimination of the expensive and inflexible transfer line which requires a fixed number of employees and equipment regardless of demand. The primary benefit to RODI is that it enables incremental increases in production with a minimum investment.

    If the Offering generates sufficient funds, the Company intends to purchase state-of-the-art Computer Numerical Controlled (CNC) machine tools to fully manufacture in-house as many of the high cost components as possible. This facility could be co-located with the assembly plant to minimize transportation costs.

    RODI is developing a computerized network of software modules which will provide order processing, procurement, inventory control, production control, engine pedigree documentation, statistical quality information and cost accumulation and control from a single data base. The system will be expanded to include on-line service assistance and trouble shooting capability for the distributor network when required.

FACILITIES

    The Company's current principal place of business is a 10,000 square foot combination office, test laboratory and machine shop located at 7503 South 228th St., Kent, Washington. The Company leases this property on a yearly basis pursuant to a lease agreement that expires in October 1997. The Company intends to rent an additional 50,000 square feet of space, either in the same building complex or nearby, with a portion of the funds received from this Offering to expand test capability and house a small specialty engine assembly facility. If the Maximum Amount is sold, the Company is considering a number of potential sites for its initial assembly facility, including the lease of a 130,000 square foot military warehouse located on Kelly AFB in San Antonio, Texas, which could be utilized as a plant capable of assembling up to 100 HT1-450 size engines per 8 hour shift when fully operational.

PATENTS AND PROPRIETARY RIGHTS

    The Company has filed applications to register the following names and marks with the U.S. Patent and Trademark Office: (1) "RODI", Serial No. 74/678555, filed May 22, 1995; (2) "A Formula for Success", Serial No. 74/67852, filed May 22, 1995; and (3) "Power by RODI" and the logo design, Serial No. 74/680390, filed May 26, 1995. All of the applications have been allowed.

    The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, through confidentiality agreements with employees, consultants, and others. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors, or obtained by competitors through reverse engineering. Although consultants are not given access to proprietary trade secrets and know-how of the Company until they have executed confidentiality agreements, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

    No patents have yet been issued on any of the technology used in the HT1-450 engine. The Company currently has an application pending with the U.S. Patent & Trademark Office.

EMPLOYEES

    As of May 31, 1997, the Company had 7 full time employees, 16 part time employees and was utilizing the services of 6 consultants. Of the 23 full and part time employees, 3 are managers, 2 are machinists and 18 are engineers or other technical specialists. If the Maximum Amount is raised, the Company intends to increase headquarters full time employment to 16 including a senior technical specialist from the heavy duty diesel engine industry. If the Maximum Amount is sold, the Company intends to employ a senior executive from the automotive/heavy engine industry to develop and implement a comprehensive manufacturing plan. If the Minimum Amount is raised, the Company intends to increase full time employment to 11, including the senior technical specialist, and continue the use of part time employees. The Company has no collective bargaining agreements with any of its employees. Most professional and management employees have stock options as part of their compensation. Company headquarters is located in close proximity to both The Boeing Co. and Microsoft and utilizes some of their experts as off hour consultants. The Company believes that its labor relations are satisfactory and, that its employees are its single greatest asset.

GOVERNMENT REGULATION

    Diesel and gas engines are subject to extensive regulatory requirements. Specific emissions standards for engines are imposed by the U.S. Environmental Protection Agency ("EPA") and by other regulatory agencies, such as the California Air Resources Board ("CARB"). These requirements are continually undergoing changes. The Company's ability to maintain compliance with current and future emissions requirements is a critical element in commercializing its engines and establishing the Company's position in the engine marketplace. Substantial capital and operating expenses may be required to comply with these emissions requirements and, if the Company is not able to comply, this would have a material adverse impact on the Company's business and prospects.

    The EPA also has an emissions defect reporting program, and may require a recall if defects are found in emissions-related components on 25 or more engines. CARB regulations require the Company to report failures of emissions-related components through the monitoring of warranty claims. When the failure rate reaches a specified level (the greater of 25 component failures or one percent of engines built), reports are required to be filed with CARB, and a recall may be required if the failure rate reaches a higher level (the greater of 50 component failures or two percent of engines built).

LEGAL PROCEEDINGS

    The Company is not presently involved in any legal proceedings. In August, 1996, RODI tendered an offer to rescind the investment of its shareholders (except for officers, directors, their immediate families and certain accredited individuals investing through private placements). The rescission tender offer was qualified with the SEC under Regulation A and in most states which required a filing. The purpose of the offer was to limit or eliminate potential securities claims that might be asserted against the Company based on possible violations of state and federal securities laws by reason of non-registration of shares or possible misstatements or omissions to persons investing in the Company's stock.

    The rescission tender offer was made to 896 shareholders which beneficially owned approximately 4,977,364 shares of the Company's Common Stock for which approximately $2,379,048 had been paid. Under the terms of the rescission offer, each of the eligible shareholders was offered the right to receive the return of their investment plus interest at the rate required by the applicable law of the state of the shareholder's residence, which ranged between 5-15%, in exchange for the surrender of their shares of Common Stock. 104 shareholders elected to rescind their investment in the Company and were paid an aggregate price of $232,153 including interest as prescribed by state law. The subject $232,153 was paid from a loan by certain of RODI's directors to the Company. See "Certain Relationships and Related Transactions.

    The rescission offer was made to most non-affiliated shareholders of the Company who purchased shares of Common Stock between March 1992 and February 1996. Excluded from the rescission offer upon advice of the Company's counsel were immediate family members of affiliates and six accredited investors who purchased shares in a private placement between December 1995 and April 1996. To the extent that the Company may have violated provisions of federal or state law regarding registration of these shares or information required to be furnished to these investors prior to the time of their investment, the Company does not believe that any material liability exists as a result of the possible violation of federal and state securities laws.

    In this regard, although federal law does not expressly provide for eliminating liability for violations through a rescission offer, the Company believes that any action by an investor who invested on or before February 1996 would be barred by the applicable statutes of limitation, which are either one year from the date the violation occurred, or one year from the date the investor should have discovered the violation for failure to make proper disclosure. As to applicable state laws, as a result of the legal effect of the rescission offer and the applicable statutes of limitation under state laws, the Company does not believe that it has any material risk of liability for possible violations of state securities laws regarding those shares covered by the rescission offer.

WARRANTIES

    The RODI engine warranty which it plans to offer to its customers is intended to minimize the customer's down time. If in the first 300,000 miles or 6000 hours of service an engine cannot be repaired within 8 hours, the engine will be replaced at no charge with a time adjusted warranty. If between 300,000 and 400,000 miles or 6000 and 7000 hours of service an engine cannot be repaired within 8 hours, the engine will be replaced for a charge equal to 70 percent of the original purchase price. If an engine is traded in on a new engine before it has accumulated 400,000 miles or 7000 hours, the owner will be granted a 35% discount off the purchase price. No estimates can be given as to what future warranty claim levels will be.

                             CHANGE IN ACCOUNTANTS

    The Company formerly engaged the services of Arthur Andersen LLP ("Accountant") to perform required audits for a 1996 Regulation A securities filing. The Accountant declined to stand for re-election on August 26, 1996. The Accountant's report, dated January 17, 1996 was modified as to uncertainty about the Company's ability to continue as a going concern due to lack of working capital and the outcome of the Company's Rescission Offer. See "Business--Legal Proceedings".

    There were no disagreements with the Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company has authorized the Accountant to respond fully to inquiries of a successor accountant.

    A new accountant, Kenneth E. Walsh, was engaged by the Company on November 1, 1996, and has audited and expressed an opinion on the Company's financial statements for the Offering.

                                   MANAGEMENT

    The names of the directors and executive officers of the Company and their respective ages and positions are as follows:

NAME                                       AGE                              POSITION
-------------------------------------  -----------  --------------------------------------------------------

Byron R. Spain.......................          58   Chairman of the Board/Chief Executive Officer

Donavan E. Garman....................          62   Director and President

Winston D. Bennett...................          56   Treasurer and Chief Financial Officer

Gwendolyn S. Spain...................          57   Secretary and Vice President of Investor Relations

Marilyn D. Mays......................          57   Director

Steven E. Garman.....................          40   Director and Vice President--Customer Systems

David Teo............................          47   Director

    BYRON R. SPAIN is the founder of RODI and has served as its Chairman, Chief Executive and Chief of Technology since its formation in 1987. Mr. Spain is the inventor of the reverse uniflow engine cycle, which the Company's HT1-450 engine is based upon. Mr. Spain has devoted full time to the Company since he retired from The Boeing Co. in 1995. Mr. Spain was employed by Boeing for 23 years, where he served as a mechanical systems engineer and engineering manager in both the Commercial and Military aircraft divisions. During his career at Boeing, Mr. Spain was named Inventor of the Year three times, and was credited with the invention by Mr. Spain of the solid state digital flight data recorder. From 1974 to 1979, Mr. Spain was the owner/manager of Tres Amigo's, Inc. a cattle feeding and meat packing business. Mr. Spain is a director of Alternate Power Equipment, Inc. Mr. Spain holds a B.S. in Physics from Lamar University and a M.S. in Mechanical Engineering from The University of Florida. Mr. Spain was a registered professional engineer in Texas.

    DONAVAN E. GARMAN has been employed by RODI since 1988. He was promoted from Vice President-- Hardware Operations to President and voted a Director in 1992. Mr. Garman is responsible for RODI's day-to-day operation and is the designated point of contact for the OEM relationship with Deere Power Systems. Prior to joining RODI, Mr. Garman was employed by Boeing for more than 35 years as a senior principal engineer responsible for the management of subcontracts in the Defense and Space division. Mr. Garman was employed on a part time basis by RODI until 1994, when he retired from Boeing and has since devoted substantially full time to RODI. Mr. Garman is also a director of Alternate Power Equipment, Inc. Mr. Garman holds a B.S. in Electrical Engineering from the University of Washington.

    WINSTON D. BENNETT has been employed by RODI since its founding in 1987 as Treasurer and a Director. Mr. Bennett was promoted to Chief Financial Officer in 1996. As CFO and office manager, Mr. Bennett plays a key role in day-to-day operations. Mr. Bennett is a director of Alternate Power Equipment, Inc. Prior to joining RODI, Mr. Bennett was Treasurer of Flow Industries, Inc., a manufacturer of water jet cutting, tunneling and drilling equipment, for 5 years. Mr. Bennett has an extensive background in financial management and finance in the electronics and heavy equipment industries. Mr. Bennett holds a B.S. in Business Administration from Oregon State University and a M.B.A. in Accounting from the University of California-Berkeley.

    GWENDOLYN S. SPAIN has been employed by RODI since its founding in 1987 as Secretary and Vice President--Investor Relations. Ms. Spain is the designated point of contact for the Transfer Agent and is responsible for all shareholder records. Prior to joining RODI, Ms. Spain was Secretary and Vice President--Business Management for Tres Amigo's, Inc. Previously, Ms. Spain was employed by Boeing working for the manager of manufacturing liaison engineering where she was responsible for the coordination of design processes and operating procedures.

    MARILYN D. MAYS has served as a Director of RODI since 1992. Ms. Mays is a mortgage banking officer with a Texas regional bank. Previously, Ms. Mays was Chief Financial Officer of Dial One of Southern Texas, Inc., a home services franchise sales business. Ms. Mays holds a B.S. in Business Administration from Sam Houston University.

    STEVEN E. GARMAN has been employed on a part time basis by RODI since its founding in 1987 as an engineer. He was promoted to Vice President--Customer Systems and voted a Director in 1991. As Vice President--Customer Systems, Mr. Garman is responsible for marketing, sales, service and applications engineering. Prior to joining RODI, Mr. Garman was employed by Boeing as a design engineer in the Defense and Space division. Mr. Garman holds a B.S. in Electrical Engineering from the University of Nevada.

    DAVID TEO has served as a Director of RODI since its founding in 1987. Mr. Teo is a professional engineer with 24 years of experience, specializing in complex structural and mechanical analysis. Since 1996, Mr. Teo has been a manager at The Boeing Co. in the commercial airplane division. Prior thereto, Mr. Teo has been in private practice for 18 years. Mr. Teo has also served as Director--Finance and an engineering manager with the Paton Corp., a manufacturer of rail car and automotive suspension systems. Mr. Teo holds a B.S. and M.S. in Mechanical Engineering from Northrop Institute of Technology and a M.B.A. in Finance from the University of Washington. Mr. Teo is a registered professional engineer in Washington.

    There are family relationships on the Board of Directors; Byron Spain and Gwendolyn Spain are husband and wife, Donavan and Steven Garman are father and son, and Marilyn Mays is Gwendolyn Spain's sister-in-law.

    The Directors of the Company are presently elected for a period of one year at the annual meeting of RODI's shareholders.

COMPENSATION OF DIRECTORS

    Directors who are also employees receive no additional compensation for their services. Outside Directors receive $1,000 payable in RODI common stock or cash as compensation for each meeting attended. The Company's directors are entitled to participate in the Company's 1992 Incentive Stock Option Plan. Directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings.

LIMITATION ON THE LIABILITY OF DIRECTORS

    Under Washington law, the Company is required to indemnify its directors against liability to the Company or its shareholders in any proceeding in which the director wholly prevails on the merits. Generally, the Company may indemnify its directors against such liability if the director acted in good faith, believing his or her actions to be in the best interests of the Company. The Company may not indemnify a director's liability for (a) any breach of the director's duty of loyalty to the Company or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful distractions, or (d) any transaction from which the director derived an improper personal benefit.

SUMMARY COMPENSATION TABLE

                                                                             1996
                                                                     ANNUAL COMPENSATION
                                                                     --------------------
NAME AND PRINCIPAL POSITION                                          SALARY(1)    OTHER
-------------------------------------------------------------------  ---------  ---------
Byron R. Spain
  Chairman of the Board and CEO....................................  $  69,115
Donavan E. Garman
  President and Chief Operating Officer............................  $  41,755
Winston D. Bennett
  Treasurer and Chief Financial Officer............................  $  54,720      935(2)

------------------------

(1) Salaries are determined by the Board of Directors, and are subject to periodic review. None of these individuals has a formal employment contract with the Company. Amounts shown for 1996 are actual gross salaries paid in 1996.

(2) Consists of medical insurance premiums paid on behalf of Winston Bennett. Byron Spain and Donavan Garman receive medical insurance through the Boeing Co.'s retirement program.

1992 INCENTIVE STOCK OPTION PLAN

    On April 30, 1992 the Company's Board of Directors adopted and a majority of its shareholders approved, an Incentive Stock Option Plan ("ISOP") for the benefit of the Company's officers, directors and key employees.

    Under the ISOP, options granted are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The ISOP authorizes the granting to key employees of options to purchase an aggregate of 6,000,000 shares of the Company's common stock. Unless terminated earlier by the Board of Directors, the ISOP will terminate on November 11, 1997.

    The ISOP provides for administration of the plan by the Board of Directors or by a committee thereof. Subject to the limitations set forth in the ISOP, the Board has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each option, to establish vesting schedules, to specify the type of consideration to be paid to the Company upon exercise, and to specify certain other terms of the options. Currently, the full Board of Directors administers the ISOP.

    The exercise price of stock options granted under the ISOP must at least equal the fair market value of the common stock on the date of grant. The exercise price of incentive stock options granted under the ISOP to stockholders possessing more than 10% of the total combined voting power of all classes of stock of the Company must be not less and 110% of the fair market value of the Company's Common Stock on the date of grant, and such options must not be exercisable after the expiration of ten years from the date the incentive stock option is granted.

    Options granted under the ISOP must be exercised within ten years from the date the ISOP is adopted or the date the ISOP is approved by shareholders, whichever is earlier. Incentive stock options generally are nontransferable and expire immediately upon termination of any optionee's service with the Company. However, options granted under the ISOP may be exercised within 12 months after the date of an optionee's termination of service with the Company by reason of death or disability, or within three months after the date of termination by reason of retirement or voluntary termination approved by the Board of Directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In connection with the rescission offer conducted by the Company in 1996, certain of the directors loaned funds to the Company for payment of the rescission price. Promissory notes in the aggregate amount of $262,895 and bearing interest at 9% APR, evidencing the Company's indebtedness were issued to the following directors: Byron R. Spain, Donavan E. Garman, Winston D. Bennett, Gwendolyn S. Spain, David Teo, Marilyn D. Mays, Steven E. Garman and Gary A. McLean. The notes are dated September 20, 1996 and are payable on the maturity date, September 20, 1998. The Company anticipates that proceeds from the Offering will be used to repay the loans. See "Use of Proceeds" and "Business--Legal Proceedings".

    On July 15, 1995, the Company and Byron R. Spain entered into that certain Intellectual Property Assignment and Release Agreement ("Assignment"). Under the Assignment, Mr. Spain assigned all of his right, title and interest in and to the intellectual property related to the internal combustion engines, including without limitation, the Reverse Uniflow Technology, design rights to the HT1-450 turbo diesel engine and all related components, the registered trademarks RODI, Power by RODI, A FORMULA FOR SUCCESS, and the pictorial representation of these trademarks as registered.

    On February 19, 1997 and April 23, 1997, Byron R. Spain, Donavan E. Garman and Steven E. Garman loaned a total of $30,000 and $60,000 respectively to the Company for working capital. The loans bear interest at the rate of 9% per annum and are payable 24 months from the respective loan dates. The Company anticipates that proceeds from the Offering will be used to repay the loans. See "Use of Proceeds."

    On July 18, 1997, Byron R. Spain loaned $50,000 to the Company for working capital. The loan bears interest at the rate of 18% per annum and is due and payable 18 months from the loan date.

    On August 28, 1997, Byron R. Spain, Donavan E. Garman, Steven E. Garman and Winston D. Bennett loaned a total of $110,000 to the Company for working capital. The loans bear interest at the rate of 9% per annum and are due and payable 24 months from the loan date.

    Each of the foregoing transactions were ratified by a majority of the Company's two or more independent directors, which did not have an interest in the transactions and who had access to legal counsel. Any and all future transactions with the Company's Officers, Directors and 5% shareholders will continue to be on terms no less favorable to the Company than could be obtained from independent third parties and will continue to be approved by a majority of the Company's independent directors, who do not have an interest in the transactions and who have access, at the Company's expense, to the Company's or independent legal counsel.

                             PRINCIPAL SHAREHOLDERS

    The following table presents certain information as of August 31, 1997 and after giving effect to the Offering made hereby, regarding the beneficial ownership of Common Stock by (i) each of the directors and executive officers of the Company individually, (ii) all persons known by the Company to be beneficial owners of five percent or more of the Common Stock, and (iii) all directors and executive officers of the Company as a group. Unless otherwise noted, the persons listed below have sole voting and investment power and beneficial ownership with respect to such shares.

                                                                       PERCENT BENEFICIALLY OWNED
                                                   NUMBER OF     ---------------------------------------
                                                     SHARES                            AFTER THE
                                                  BENEFICIALLY                        OFFERING(2)
                                                     OWNED                      ------------------------
                                                 --------------                   MINIMUM      MAXIMUM
NAME AND ADDRESS(1)(11)                                                           AMOUNT       AMOUNT
-----------------------------------------------                   BEFORE THE    -----------  -----------
                                                                  OFFERING(2)
                                                                 -------------
Byron R. Spain(3)..............................     4,933,679           36.8%         34.7%        26.8%
Donavan E. Garman(4)...........................     1,138,443            8.7%          8.2%         6.3%
Winston D. Bennett(5)..........................       364,500            2.8%          2.6%         2.0%
Steven E. Garman(6)............................       863,209            6.7%          6.3%         4.8%
Gwendolyn S. Spain(7)..........................       760,000            5.7%          5.5%         4.1%
Marilyn D. Mays(8).............................       110,056          *             *            *
David Teo(9)...................................       624,247            4.7%          4.6%         3.4%
All Directors and Officers
  as a Group (7 persons)(10)...................     8,794,134           59.3%         56.3%        44.4%

------------------------

  * Less than 1%

 (1) See "Management" for offices and directorships held by the persons listed above.

 (2) Does not give effect to the potential dilutive effect that the exercise of the Warrants may have.

 (3) Includes 750,000 options exercisable by October 31, 1997.

 (4) Includes 490,000 options exercisable by October 31, 1997.

 (5) Includes 348,000 options exercisable by October 31, 1997.

 (6) Includes 250,000 options exercisable by October 31, 1997.

 (7) Includes 250,000 options exercisable by October 31, 1997.

 (8) Includes 60,000 options exercisable by October 31, 1997.

 (9) Includes 10,000 options exercisable by October 31, 1997.

(10) Includes 2,158,000 options exercisable by October 31, 1997.

(11) All addresses are c/o RODI Power Systems, Inc., P.O. Box 769, Maple Valley, WA 98038

                            DESCRIPTION OF THE UNITS

    Each Unit being offered by the Company consists of one share of Common Stock, $.01 par value, and one redeemable Common Stock purchase Warrant. Each purchaser of Units in the Offering will receive separate certificates for the Warrants and Common Stock upon completion of the Offering and the Common Stock and Warrant comprising each Unit will be separately transferable upon issuance. See "Description of Capital Stock" for a description of the Common Stock and the Warrants.

    The basis of the Warrant and the Common Stock purchased by the holder as part of a Unit or upon exercise of a Warrant will be determined by allocating the cost of each Unit between the Common Stock and the Warrant in accordance with the relative fair market values of those elements at the time of acquisition.

    No gain or loss will be recognized by a holder upon the exercise of a Warrant. The sale of a Warrant by a holder or the redemption of a Warrant by a holder will result in the recognition of gain or loss in an amount equal to the difference between the amount realized by the holder and the Warrant's adjusted basis in the hands of the holder. Provided that the holder is not a dealer in the Warrants and that the Common Stock would have been a capital asset in the hands of the holder had the Warrant been exercised, gain or loss from the sale or redemption of a Warrant will be long-term or short-term capital gain or loss to the holder. Loss on the expiration of a Warrant, equal to the Warrant's adjusted basis in the hands of the holder, will be a long-term or short-term capital loss, depending on whether the Warrant had been held for more than one year.

    THE ABOVE DISCUSSION DOES NOT ADDRESS ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER. ACCORDINGLY, ALL PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE WARRANTS AND THE COMMON STOCK.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of (i) 30,000,000 shares of Common Stock, par value $0.01, of which 13,083,235 shares were outstanding as of August 31, 1997 and (ii) 30,000,000 shares of preferred stock, no par value, none of which is outstanding.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. The Articles of Incorporation do not limit cumulative voting rights. Accordingly all holders of common stock are entitled to cumulate their shares when voting for directors of the Company.

    Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities and payment in full to holders of Preferred Stock then outstanding, if any, of any amount required to be paid under the terms of such Preferred Stock. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. Of the total authorized shares of Common Stock, 6,000,000 shares have been reserved for grant under the Company's 1992 Stock Option Plan and 100,000 shares have been reserved for purchase under the Underwriter Warrants.

PREFERRED STOCK

    Pursuant to the Company's Articles of Incorporation, the Board of Directors is authorized to issue from time to time up to 30,000,000 shares of Preferred Stock, in one or more series, and the Board of Directors is authorized to fix the dividend rates, any conversion rights or right of exchange, any voting right, any rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any series of Preferred Stock and the number of shares constituting such series and the designation thereof. There are no shares of Preferred Stock outstanding.

    Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, diluting the voting rights of holders of Common Stock, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock, including, without limitation, any liquidation preferences which may relate to such Preferred Stock.

WARRANTS

    The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company, and U.S. Stock Transfer Corporation (the "Warrant Agent"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    EXERCISE PRICE AND TERMS. Each Warrant entitles the registered holder thereof to purchase, at any time commencing October 18, 1998, until October 18, 2002, one share of Common Stock at a price of $5.00 per share, subject to adjustment in accordance with the anti-dilution provisions referred to below. The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Warrant Agent, with the subscription form thereon properly completed and executed, together with payment of the exercise price. The Warrants may be exercised at any time in whole or in part at the applicable exercise price until the expiration of the Warrants. No fractional shares will be issued upon the exercise of the Warrants. The exercise price of the Warrants bears no relationship to any objective criteria and should in no event be regarded as an indication of any future market price of the securities offered hereby.

    ADJUSTMENTS. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment, upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock or for a period of two years from the date of this Prospectus, the sale by the Company of shares of its Common Stock or other securities convertible into Common Stock at a price below the initial public offering price of the Common Stock, excluding shares of Common Stock issued in connection with incentive or benefit plans of the Company and strategic alliances. Additionally, an adjustment will be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving corporation) or sale of all or substantially all of the assets of the Company, in order to enable warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might have been purchased upon the exercise of the Warrant.

    REDEMPTION PROVISIONS. Commencing October 18, 1998, the Warrants are subject to redemption at $.05 per Warrant on 30 days' prior written notice provided that the average closing sales price of the Common Stock as reported on the NASDAQ equals or exceeds $7.50 per share (subject to adjustment for stock dividends, stock splits, combinations or reclassifications of the Common Stock), for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the business day immediately preceding the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price.

    TRANSFER, EXCHANGE AND EXERCISE. The Warrants are in registered form and may be presented to the Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date five years from the date of this Prospectus, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop, or if it develops, that it will continue.

    WARRANTHOLDERS NOT SHAREHOLDERS. The Warrants do not confer upon holders any voting, dividend or other rights as shareholders of the Company.

    MODIFICATION OF WARRANTS. The Company and the Warrant Agent may make such modifications to the Warrants as they deem necessary and desirable that do not adversely affect the interests of the warrantholders. The Company may, in its sole discretion, lower the exercise price of the Warrants for a period of not less than 30 days on not less than thirty (30) days' prior written notice to the warrantholders and the Representative. Modification of the number of securities purchasable upon the exercise of any Warrant, the exercise price and the expiration date with respect to any Warrant requires the consent of two-thirds of the warrantholders.

    The Warrants are not exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants, and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all of the shares of Common Stock issuable upon exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there can be no assurance that it will be able to do so.

    The Warrants are separately transferable immediately upon issuance. Although the Securities will not knowingly be sold to purchasers in jurisdictions in which the Securities are not registered or otherwise qualified for sale, purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants and holders of Warrants would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised.

MARKET INFORMATION

    Prior to this Offering, there has been no established public trading market for the Common Stock or the Warrants. The Company anticipates that upon completion of this Offering, the Common Stock will be listed on the Nasdaq Stock Market under the symbol "RODI" and the Warrants will be listed under the symbol "RODIW."

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock and Warrants is U.S. Stock Transfer Corporation located at 1745 Gardena Avenue, Glendale, California 91204-2991.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

    Upon completion of this Offering, if the Maximum Amount is raised the Company will have 18,083,235 shares of Common Stock outstanding (assuming none of the Warrants are exercised), of which the 5,000,000 shares offered hereby (and the 5,000,000 shares issuable upon exercise of the Warrants) will be transferable without restriction under the Securities Act. If the Minimum Amount is raised, 13,883,235 shares will be outstanding.

    The other 13,083,235 outstanding shares of Common Stock are "restricted securities" (as that term is defined in Rule 144 promulgated under the Securities Act) which may be publicly sold only if registered under the Securities Act or if sold in accordance with an applicable exemption from registration, such as Rule 144. In general, under the revised holding period requirements of Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted securities for at least one year, is entitled to sell (together with any person with whom such individual is required to aggregate sales) within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the Common Stock is quoted on the Nasdaq Stock Market or another national securities exchange, the average weekly trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information regarding the Company. A person who has not been an affiliate of the Company for at least three months, and who has beneficially owned restricted securities for at least two years, is entitled to sell such restricted shares under Rule 144(k) ("Rule 144(k) Shares") without regard to any of the limitations described above.

    Options granted under the 1992 Incentive Stock Option Plan to purchase a total of 4,474,559 shares of Common Stock were outstanding at August 31, 1997, and options to purchase an additional 1,244,691 shares of Common Stock are reserved for future issuance under the Stock Plan. Of the options granted under the Stock Plan, 4,137,559 of such options were currently exercisable as of May 31, 1997, with the remaining outstanding options to become exercisable at the rate of 171,000 options in 1997, and 166,000 in 1998. Shares of Common Stock issued upon the exercise of outstanding options will be "restricted securities" and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Potential exemptions include those available under Rule 144.

    In addition, the Company intends to register on Form S-8 under the Securities Act, as soon as possible after the completion of the Offering, shares of Common Stock issuable under options granted under the Incentive Stock Option Plan. Such registration becomes effective immediately upon its filing with the Securities and Exchange Commission.

    No prediction can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market prices of the Common Stock and Warrants prevailing from time to time. As of August 31, 1997, 13,083,235 shares of Common Stock outstanding were owned by 841 holders of record, of which 6,636,134 shares are owned by "affiliates" and 6,447,101 shares are owned by non-affiliates. Of the 6,447,101 shares owned by non-affiliates, 5,519,289 of these shares would be immediately eligible for sale upon completion of the Offering, and 4,889,408 of such shares are Rule 144(k) Shares which may be sold without regard to the volume limitations of Rule 144.

    6,635,978 of the shares of Common Stock owned by affiliates would be saleable under Rule 144 upon completion of the Offering, subject to the volume limitations of Rule 144. However, pursuant to the Lock-Up Agreements, all officers and directors of the Company have agreed not to, directly or indirectly, agree or offer to sell, transfer, assign, distribute, grant an option for purchase or sale of, pledge, hypothecate or otherwise encumber or dispose of any beneficial interest in Common Stock beneficially owned (including Common Stock acquired upon exercise of Incentive Stock Options) for a period of 12 months following the date of this Prospectus without the prior written consent of the Underwriter. Assuming that the Underwriter does not release the officers and directors from the Lock-Up Agreements, after the Lock-Up period all of the shares will be eligible for sale in the public market.

    The sale or issuance, or the potential for sale or issuance, of Common Stock by non-affiliates upon completion of the Offering and by officers and directors after such 12-month lock-up period could have an adverse impact on the market prices of the Common Stock and/or the Warrants. Sales of substantial amounts of Common Stock or the perception that such sales could occur could adversely affect prevailing market prices for the Common Stock and/or the Warrants. See "Underwriting."

    In addition, Rule 144A as currently in effect, in general, permits unlimited resales of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows the existing stockholders of the Company to sell their shares of Common Stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

                                  UNDERWRITING

    The Company has entered into an Underwriting Agreement with Intrepid Securities, Inc. (the "Underwriter"). Pursuant to the terms of the Underwriting Agreement, the Underwriter has agreed to use its best efforts to sell the Units, as exclusive agent for the Company.

    The Units will be offered for a period of ninety (90) days from the date of this Prospectus, which period may be extended for an additional ninety (90) days upon mutual agreement between the Company and the Underwriter (the "Offering Period"). The Company intends to extend the Offering beyond 90 days if the Minimum Amount is not raised during the initial 90 days. If the Underwriter is unable to sell the Minimum Amount of Units within the Offering Period, this Offering will terminate and all funds will be returned to subscribers in full, without interest or deduction for commissions or other expenses relating to the Offering. All funds received by the Underwriter will be transmitted promptly to an escrow account maintained by First Trust National Association, pursuant to the terms of an escrow agreement. Purchasers of the Units will not receive Units unless and until the funds are released from escrow pursuant to the terms of the escrow agreement. Officers and directors of the Company may purchase Units in the Offering. However, officers and directors who acquire Units will not be allowed to transfer such securities for one year without the consent of the Underwriter.

    Subject to the sale of the Minimum Amount of Units, the Company has agreed to pay the Underwriter a sales commission of seven percent (7%) of the aggregate offering price of the Units (the "Underwriter Sales Commission"), and a nonaccountable expense allowance of 3% of the gross proceeds of the Offering, not to exceed $250,250 (3% ($102,000) if the Minimum Amount is raised, and no more than $250,250 if the Maximum Amount is raised). The Company has also agreed to sell to the Underwriter warrants to purchase the Company's Common Stock in an amount equal to two percent (2%) of the Common Stock sold by the Underwriter (or participating underwriters or broker-dealers) in the Offering, which Warrants may be exercised during a four (4) year period commencing on that date which is twelve (12) months after the date of this Prospectus.

    The Underwriter has the right to engage other broker-dealers which are members of the National Association of Securities Dealers, Inc. (the "Participating Dealers") to assist in the offer and sale of the Units, and may allow such Participating Dealers up to 100% of the Underwriter Sales Commission and the nonaccountable expense allowance. In this regard, the Underwriter will enter into a Participating Dealer Agreement with each Participating Dealer (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part). The Underwriter may purchase Units for accounts over which it has discretionary authority; however, at this time the Underwriter has no intention to do so.

    In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments which the Underwriter may be required to make in respect thereof. The Company has been advised by the U.S. Securities and Exchange Commission that, in the opinion of the Commission, such indemnification for liabilities arising under the federal securities laws is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

    Prior to the Offering, there has been no public market for the Common Stock or Warrants. The initial public offering price of the Units has been determined by negotiation between the Company and the Underwriter. Among the factors considered in determining the initial public offering price, in addition to prevailing market and general economic conditions, are the history of the industry in which the Company principally competes, the historical results of operations of the Company, the experience of the Company's management, the Company's earnings prospects and other relevant factors. There can be no assurance, however, that the price at which the Common Stock or Warrants will sell in the public market after this Offering will not be lower than the price at which it is sold by the Underwriter.

                                 LEGAL MATTERS

    The legality of the Securities offered hereby will be passed upon for the Company by Prindle, Decker & Amaro, LLP, Long Beach, California. The Law Offices of Rick Morse, Santa Monica, California has acted as counsel to the Underwriter in connection with the Offering.

                                    EXPERTS

    The financial statements of the Company as of December 31, 1995 and 1996 and for each of the two years in the period ended December 31, 1996, have been included in this Prospectus in reliance upon the report appearing elsewhere herein, of Kenneth E. Walsh, independent certified public accountant, and upon the authority of said independent certified public accountant as an expert in accounting and auditing.

    The Technical Assessment of David T. Marks, independent consulting engineer, appearing in Appendix A has been included in this Prospectus upon the authority of said consulting engineer as an expert in diesel engine technology.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form SB-2 under the Securities Act (the "Registration Statement") with respect to the shares of Common Stock and Warrants offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock and Warrants, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contracts or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains an Internet World Wide Web site that contains reports, proxy and information reports and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. The site can be accessed at http://www.sec.gov. Copies may also be inspected or obtained at RODI's principal offices at 7503 South 228th Street, Kent, Washington 98032, or upon written request addressed to RODI Power Systems, Inc., P.O. Box 769, Maple Valley, Washington 98038.

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                          PAGE
                                                                                                      ------------
Report of Independent Public Accountant.............................................................      F-2

Balance sheets as of December 31, 1996 and 1995.....................................................      F-3

Statements of Operations for the year ended December 31, 1995, the year ended December 31, 1996 and
  the period from July 20, 1987 (inception) through December 31, 1996...............................      F-4

Statements of stockholders' Deficit for the period from July 20, 1987 (inception) through December
  31, 1995 and the year ended December 31, 1996.....................................................      F-5

Statements of cash flows for the period from July 20, 1987 (inception) through December 31, 1995, the year ended December 31, 1996 and the period from July 20, 1987 (inception) through December
  31, 1996..........................................................................................      F-6

Notes to Annual Financial Statements................................................................   F-7 - F-11

Interim Balance Sheets as of June 30, 1997 and 1996 (Unaudited).....................................      F-12

Interim Statements of Operations for the six months ended June 30, 1997 and 1996 (Unaudited)........      F-13

Interim Statements of Stockholder's Equity for the six months ended June 30, 1997 and 1996
  (Unaudited).......................................................................................      F-14

Interim Statements of Cash Flows for the six months ended June 30, 1997 and 1996 (Unaudited)........      F-15

Notes to Interim Financial Statements...............................................................      F-16

                          INDEPENDENT AUDITORS REPORT

To the Board of Directors

RODI Power Systems, Inc.

    I have audited the accompanying Balance Sheets of RODI Power Systems, Inc. (a Washington corporation in the development stage) as of December 31, 1996 and 1995 and the related Statements of operations, Stockholders' deficit and Cash Flows for the year ended December 31, 1995, the year ended December 31, 1996, and for the period from July 20, 1987 (inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

    I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RODI Power Systems, Inc. as of December 31, 1996 and 1995, and the results of their operations and cash flows for the year ended December 31, 1995, the year ended December 31, 1996, and for the period from July 20, 1987 (inception) through December 31, 1996, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company, with limited capital resources, and has incurred accumulated losses of $3,429,421 as of December 31, 1996. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to this matter is described in Note 2.

Kenneth E. Walsh
Certified Public Accountant
January 12, 1997
Torrance, California

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                      ASSETS

CURRENT ASSETS
  Cash (Note 1).....................................................................  $     209,098  $      24,402
  Loans Receivable..................................................................              0         10,000
  Prepaid Expenses..................................................................          5,257         12,757
                                                                                      -------------  -------------
      Total current assets..........................................................        214,355         47,159
PROPERTY AND EQUIPMENT, at cost: (Note 1)
  Machinery and equipment...........................................................        178,101        175,843
  Computer equipment................................................................         99,161         99,161
  Leasehold improvements............................................................         49,326         49,672
                                                                                      -------------  -------------
                                                                                            326,588        324,676
Less accumulated depreciation.......................................................       (113,715)      (168,740)
                                                                                      -------------  -------------
      Total Property and Equipment..................................................        212,873        155,936
DEPOSITS............................................................................          3,903          3,903
                                                                                      -------------  -------------
TOTAL ASSETS........................................................................  $     431,131  $     206,998
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                        LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable..................................................................  $      51,590  $      23,345
  Accrued Expense...................................................................         42,283         18,368
                                                                                      -------------  -------------
      Total current liabilities.....................................................         93,873         41,713
LONG-TERM DEBT
  Notes payable-Officers (Note 11)..................................................              0        262,896
COMMON STOCK SUBJECT TO RESCISSION, (Note 3)
  4,977,364 and 0 shares outstanding at 12/31/1995 and 12/31/1996 respectively......      2,379,896              0
STOCKHOLDERS' DEFICIT:
  Preferred stock, no par value; 30,000,000 shares authorized, none outstanding.....              0              0
  Common stock, par value $.01; 30,000,000 shares authorized, 11,800,998 and
    12,371,154 shares issued and outstanding........................................         70,693        123,709
  Common stock subscribed...........................................................         12,847          1,500
  Common stock warrants (Note 5)....................................................         35,555         35,555
  Additional paid-in capital........................................................        407,405      3,171,046
  Deficit accumulated--development stage............................................     (2,568,290)    (3,429,421)
                                                                                      -------------  -------------
      Total Stockholders' Deficit...................................................     (2,041,790)       (97,611)
                                                                                      -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.........................................  $     431,131  $     206,998
                                                                                      -------------  -------------
                                                                                      -------------  -------------

           See Notes to Financial Statements, pages F-7 through F-11

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                                      PERIOD FROM
                                                                                                     JULY 20, 1987
                                                                                                      (INCEPTION)
                                                                        YEAR ENDED     YEAR ENDED       THROUGH
                                                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                           1995           1996           1996
                                                                       -------------  -------------  -------------
INCOME...............................................................  $           0  $      11,347  $      11,347
EXPENSES:
  Research and development...........................................        591,142        279,174  $   1,856,027
  Marketing & Sales..................................................              0         14,993         14,993
  General and administrative.........................................        530,082        566,963      1,569,748
                                                                       -------------  -------------  -------------
      TOTAL EXPENSES.................................................      1,121,224        861,130      3,440,768
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

NET LOSS.............................................................  $  (1,121,224) $    (849,783) $  (3,429,421)
                                                                       -------------  -------------  -------------
NET LOSS PER SHARE...................................................  $        (.10) $        (.07) $        (.41)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING........................     11,574,386     12,050,450      8,400,320

           See Notes to Financial Statements, pages F-7 through F-11

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                                                                                                                 DEVELOPMENT
                                                 COMMON STOCK          COMMON                      ADDITIONAL       STAGE
                                           ------------------------     STOCK      COMMON STOCK     PAID IN      ACCUMULATED
                                              SHARES      AMOUNTS    SUBSCRIBED      WARRANTS       CAPITAL       (DEFICIT)
                                           ------------  ----------  -----------  --------------  ------------  -------------
Balance July 20, 1987....................             0  $        0   $       0    $          0   $          0  $           0
Shares issued for Cash...................     4,040,400      40,404           0               0      1,514,077
Shares issued for non-cash
  consideration..........................     6,835,829      68,358                                    128,638
Stock Subscribed for cash................                                13,562
Stock Subscribed for non-cash
  consideration..........................                                 9,888
Warrants issued for non-cash
  consideration..........................                                                58,550
Warrants exercised.......................         2,667          27                      (2,000)         1,973
Net Loss-1994............................                                                                          (1,458,414)
                                           ------------  ----------  -----------  --------------  ------------  -------------
Balance, 12-31-1994......................    10,878,896  $  108,789   $  23,450    $     56,550   $  1,644,688  $  (1,458,414)
Shares issued for cash...................       800,913       8,009                                    790,904
Shares issues for non-cash
  Consideration..........................        63,693         637                                     62,006
shares issued by stock subscribed........        26,501         265     (21,950)                        21,685
Stock subscribed by non-cash
  Consideration..........................                                11,347
Warrants issued for non-cash
  consideration..........................                                                 3,000
Warrants exercise........................        30,995         310                     (23,995)        23,685
net loss--1995...........................                                                                          (1,121,224)
                                           ------------  ----------  -----------  --------------  ------------  -------------
Balance, 12/31/1995......................    11,800,998  $  118,007   $  12,847    $     35,555   $  2,542,968  $  (2,579,638)
Shares issued for cash...................       479,898       4,799                                    562,292
Shares issued for non-cash
  consideration..........................        90,258         903     (11,347)                        65,786
Net loss--1996...........................                                                                            (849,783)
                                           ------------  ----------  -----------  --------------  ------------  -------------
Balance 12/31/1996.......................    12,371,154  $  123,709   $   1,500    $     35,555   $  3,171,046  $  (3,429,421)

           See Notes to Financial Statements, pages F-7 through F-11

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS

                                                                                                     PERIOD FROM
                                                                                                    JULY 20, 1987
                                                                                                     (INCEPTION)
                                                                        YEAR ENDED     YEAR ENDED      THROUGH
                                                                       DECEMBER 31,   DECEMBER 31,  DECEMBER 31,
                                                                           1995           1996          1996
                                                                       -------------  ------------  -------------
OPERATING ACTIVITIES:
  Net Loss...........................................................  $  (1,121,224)  $ (849,783)  $  (3,429,421)
  Reconciliation of net loss to net cash used in operating
    activities:
    Depreciation.....................................................         55,610       55,025         168,740
    Stock and Warrants issued for non-cash consideration.............         76,990       44,098         440,523
  Changes in operating assets and liabilities:
    Receivables......................................................          5,356      (10,000)        (10,000)
    Prepaid expenses.................................................           (240)      (7,500)        (12,757)
    Other assets.....................................................              0            0          (3,903)
    Accounts payable.................................................         21,458      (28,245)         23,345
    Accrued liabilities..............................................          7,667      (23,915)         18,368
                                                                       -------------  ------------  -------------
                                                                             166,841       29,463         624,316
                                                                       -------------  ------------  -------------
      Net cash used in operating activities..........................       (954,383)    (820,320)     (2,805,105)
                                                                       -------------  ------------  -------------
INVESTING ACTIVITIES:
  Acquisition of property and equipment..............................        (25,014)       1,912        (324,676)
                                                                       -------------  ------------  -------------
      Net cash used in Investing activities..........................        (25,014)       1,912        (324,676)
                                                                       -------------  ------------  -------------
FINANCING ACTIVITIES:
  Proceeds from borrowings...........................................              0      262,896         262,896
  Payment for rescission shares......................................              0     (196,275)       (196,275)
  Proceeds issuance of Stock.........................................        798,913      567,091       3,087,562
                                                                       -------------  ------------  -------------
      Net cash from financing activities.............................        798,913      633,712       3,154,183
                                                                       -------------  ------------  -------------
NET INCREASE (DECREASE) IN CASH......................................       (180,484)    (184,696)         24,402
CASH AT BEGINNING OF PERIOD..........................................        389,582      209,098               0
                                                                       -------------  ------------  -------------
CASH AT END OF PERIOD................................................  $     209,098   $   24,402   $      24,402
                                                                       -------------  ------------  -------------

           See Notes to Financial Statements, pages F-7 through F-11

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SIGNIFICANT POLICIES:

    Rodi Power Systems, Inc. (the Company), a Washington corporation in the development stage, is engaged in designing and developing a new heavy-duty diesel engine with potential applications in the trucking industry, as well as other potential commercial markets.

    Since inception, the Company's efforts have been devoted to the development of its product and raising capital. To date, the Company has not engaged in any production, manufacturing or sales activities and has an accumulated net loss of $3,429,421. Accordingly, the Company is in the development stage and the accompanying financial statements represent those of a development stage enterprise.

    The Company is subject to risks inherent in any new business enterprise. These risks include, but are not limited to, the Company's limited operating history and lack of profitability; the need for additional financing to fund future research and development activities; the need to successfully design, develop, manufacture and market the Company's product; competition from established companies with greater resources; and the Company's dependence on its founder and other key management personnel. There can be no assurance that the Company will be successful in managing these risks.

    On July 20, 1987, the Company incorporated in Delaware as Rotary Diesels, Incorporated. On October 4, 1991 the Company changed its corporate domicile by Incorporating in Washington state. The Company's articles of incorporation were amended on May 24, 1993 to effect a name change to RODI Power Systems, Inc.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

    PROPERTY AND EQUIPMENT AND DEPRECIATION

    Property and equipment are carried at cost. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired, or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on disposition is reflected in the statement of operations. Depreciation is calculated using the straight-line method, after effecting a 10% salvage value, over the following estimated useful lives;

Machinery and equipment...........................  3-7 years
Computer equipment................................    5 years
Leasehold Improvements............................  5-7 years

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In March of 1995, the Financial Accounting Standards Board issued standard No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-lived Assets to be disposed of". The Company has adopted standard No. 121 as of January 1, 1996. The effect on the financial statements of adopting standard No. 121 was not material.

    In October 1995, the Financial Accounting Standards Board issued standard No. 123. "Accounting for Stock-Based Compensation". The accounting or disclosure requirements of this statement are effective for

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. NATURE OF OPERATIONS AND SIGNIFICANT POLICIES: (CONTINUED) the Company's fiscal year-end 1996 financial statements. The Company has adopted standard No 123 as of January 1, 1996. The effect on the financial statements of adopting standard No. 123 was not material.

    RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

    NET LOSS PER SHARE

    Net loss per share is calculated using the weighted average number of shares outstanding during the periods presented.

    ESTIMATES USED IN FINANCIAL STATEMENT PRESENTATION

    The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  ABILITY TO CONTINUE AS A GOING CONCERN:

    As described in Note 1, the Company is a development stage enterprise. A marketable version of the Company's diesel engine has not yet been successfully developed. As of December 31, 1996, the Company has accumulated operating losses of $3,429,421 and has limited capital resources. Future research and development activities are necessary and are dependent upon the Company's ability to raise additional capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are to raise additional capital in 1997 by offering additional shares of the Company's common stock under Regulation SB-2 of the Securities Act of 1993. There can be no assurance that the Company will be successful in raising additional capital in a public offering of its stock. In addition, until the public offering becomes Qualified management is actively seeking to raise additional capital in isolated private sales of the Company's stock to accredited investors. Management believes that there is adequate investor interest to continue to fund the Company's operations in the foreseeable future.

3.  RESCISSION OFFER:

    The Company has sold common stock to investors without registering the securities for sale with the appropriate federal and state regulatory agencies and was in violation of federal and state security laws. To limit the potential liability from the sale of these unregistered securities, the Company issued a Rescission Offer to Certain Stockholders, whereby the Company offered to refund certain stockholder investments in the Company, plus interest from the date of investment, in return for shares of the Company's common stock. As of December 31, 1996 250,040 shares of stock have been rescinded by the stock holders. This rescission money was paid for by a loan from eight different members of the Board of Directors of the corporation. The Rescission offer date had expired as of December 31, 1996 and no future contingent liabilities exist as a result of the rescission.

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  INCOME TAXES:

    Deferred taxes relate to differences between the basis of assets and liabilities for financial and tax reporting purposes. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for net operating losses that are available to offset future taxable income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

    At December 31, 1995 and 1996, the Company had net operating loss carryforwards totaling approximately $2,608,000 and $3,429,421, respectively, that may be offset against future taxable income. The Company's net operating losses begin to expire in the year 2003. Details regarding the Company's deferred taxes are presented below:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1995        1996
                                                                        ----------  ----------
Accelerated depreciation..............................................  $  (15,000) $  (18,500)
Net operating loss carryforwards......................................     913,000     955,000
                                                                        ----------  ----------
                                                                           898,000     937,000
Less valuation allowance..............................................     898,000     937,000
                                                                        ----------  ----------
Net deferred tax asset................................................  $        0  $        0
                                                                        ----------  ----------
                                                                        ----------  ----------

5.  STOCK WARRANTS:

    Since inception the Company has issued warrants to purchase 77,060 shares of common stock. These warrants must be exercised within 60 to 72 months of the date of issuance, except for one warrant for the purchase of 29,833 shares of common stock, which has no expiration date. Shares issued from exercise of warrants since inception totaled 33,600. At December 31, 1996, warrants to purchase 43,400 shares were outstanding. All warrants were issued for services provided to the Company and were valued at their fair market value of the Company's common stock at the date the warrants were issued.

6.  STOCK OPTION PLAN:

    The Company has an incentive Stock option plan, under which employees and directors may be granted options to purchase common stock. The Company has reserved 6,000,000 shares of common stock for issuance pursuant to the Plan, upon the exercise of outstanding options and upon the exercise of options granted in the future. Option vesting periods range from immediate to a three-year period and expire within 60 to 72 months from the date of grant. The options are exercisable at prices determined at the discretion of the Board of Directors. All options have been granted at fair market value on the date of the grant. No options have been exercised as of December 31, 1996.

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  STOCK OPTION PLAN: (CONTINUED)
    Details of the Company's stock option activity are presented below:

                                                         1994          1995          1996
                                                     ------------  ------------  ------------
Options outstanding 1/1............................             0     1,615,625     4,755,309
Options granted....................................     1,615,625     3,506,684             0
Options exercised..................................             0             0             0
Options forfeited..................................             0      (367,000)            0
                                                     ------------  ------------  ------------
Options outstanding 12/31..........................     1,615,625     4,755,309     4,755,309
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------
Options exerciseable at 12/31 .....................             0             0       130,750

Option prices per common share
  Exercised during the year........................             0             0             0
  Outstanding at year end..........................   .95 to 1.00   .15 to 1.00   .15 to 1.10

7.  PROFIT SHARING/401 (K) PLAN:

    The Company sponsors a profit sharing/401(k) plan (the Plan) covering substantially all of its employees. To participate in the Plan, an employee must be 18 years of age and have worked a minimum of 1,000 hours on the plan year. Under the Plan, the Company may contribute, at the sole discretion of the Board of Directors, up to the maximum limit set by the Internal Revenue Code. The effective date of the Plan was January 1, 1994. There were no Company contributions to the Plan for the Years ended December 31, 1994, 1995 or 1996.

8.  LEASES:

    The Company Leases office and shop space in Kent, Washington. The lease term is one year, with an annual renewal option for one-year periods. Prior to occupying the present location on September 10, 1993, the Company leased office and shop space from one of its stockholders. Since inception, the Company has issued 14,000 shares of common stock in payment of rent. Rent paid through issuance of common stock and reflected as an expense in the accompanying financial statements totals $8,100 from July 20, 1987 (inception) through December 31, 1996.

    Rent expense was $43,544 and $39,751 for the period from July 20, 1987 (inception) through December 31, 1994 and the year ended December 31, 1995, respectively. Future minimum rental payments through September 30, 1997, expiration of the lease, will be $32,011.

10.  RELATED PARTY TRANSACTIONS:

    From time to time, certain members of the Board of Directors have contributed services to the company and have paid certain expenses on the Company's behalf. Since inception, the Company has issued 4,954,783 shares of common stock to these individuals in payment of the services performed and expenditures paid.

    Since inception, the Company has granted 2,453,500 stock options to certain members of the board of Directors. These options were granted at fair market value on the date of the grant and are exercisable at $0.15 to $1.10 per share. None of these stock options have been exercised as of December 31, 1996.

                            RODI POWER SYSTEMS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11.  PROMISSORY NOTES PAYABLE:

    The Company borrowed a total of $262,895 from eight different members of the Board of Directors. This money was used to fund the Rescission offers during 1996. These Promissory Notes are unsecured and bear interest at nine percent (9%). Principle and accrued interest are due and payable on September 20, 1998.

12.  STOCK ISSUED FOR NON-CASH CONSIDERATION

    The Company has issued both stock and stock warrants in exchange for services. These services were usually engineering and consulting services. This was done in order to help conserve the Company's cash reserves. As of December 31, 1996, 6,989,780 shares of stock have been issued in exchange for services. The total dollar value of the stock exchanged varied from $.01 in 1987 to $1.25 in 1996.

                            RODI POWER SYSTEMS, INC.

                          INTERIM FINANCIAL STATEMENTS

                                 BALANCE SHEET

                         JUNE 30, 1996 - JUNE 30, 1997

                                                                                          30-JUN-96    30-JUN-97
                                                                                         -----------  -----------
                                                                                               (UNAUDITED)
                                                     ASSETS

Current Assets
  Cash.................................................................................      103,898       32,890
  Accounts Receivable..................................................................            0       28,820
  Loans Receivable.....................................................................            0       11,250
  Prepaid Expenses.....................................................................        5,257       32,757
                                                                                         -----------  -----------
    Total Current Assets...............................................................      109,155      105,717
                                                                                         -----------  -----------
                                                                                         -----------  -----------
Property and Equipment, at cost
  Machinery and equipment..............................................................      179,964      175,843
  Computer Equipment...................................................................       99,161      100,852
  Leasehold Improvements...............................................................       49,672       49,672
                                                                                         -----------  -----------
                                                                                             328,797      326,367
  Less Accumulated Depreciation........................................................     (143,109)    (196,252)
                                                                                         -----------  -----------
                                                                                             185,688      130,115
Other..................................................................................        3,950        4,102
                                                                                         -----------  -----------
                                                                                             298,793      239,934
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable.....................................................................       38,870       75,644
  Accrued Liabilities..................................................................        3,786       11,518
                                                                                         -----------  -----------
    Total Current Liabilities..........................................................       42,656       87,162
                                                                                         -----------  -----------
Long Term Debt
  Notes Payable to Officers............................................................            0      352,895
Common Stock Subject to Rescission
  4,977,364 and 0 shares outstanding at 6/30/96 and 6/30/97 respectively...............    2,403,422            0

Stockholders' Equity
  Preferred Stock, no par value, 30,000,000 shares authorized, none outstanding........            0            0
  Common Stock, par value $.01, 30,000,000 shares authorized, 7,353,910 and 12,886,885
    issued and outstanding.............................................................       73,539      128,867
  Common Stock Subscribed..............................................................       12,847        1,500
  Common Stock Warrants................................................................       35,555       35,555
  Additional Paid-In Capital...........................................................      963,992    3,558,972
  Accumulated Deficit During Development...............................................   (2,933,218)  (3,925,017)
                                                                                          (2,147,285)    (200,123)
                                                                                         -----------  -----------
                                                                                             298,793      239,934
                                                                                         -----------  -----------
                                                                                         -----------  -----------

             See Notes to Interim Financial Statements at page F-16

                            RODI POWER SYSTEMS, INC.

                          INTERIM FINANCIAL STATEMENTS

                            STATEMENTS OF OPERATIONS

                SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1997
              AND JULY 20, 1987 (INCEPTION) THROUGH JUNE 30, 1997
                                  (UNAUDITED)

                                                                                                      PERIOD FROM
                                                                                                     JULY 20, 1987
                                                                              SIX MONTHS ENDED        (INCEPTION)
                                                                         --------------------------     THROUGH
                                                                          30-JUN-96     30-JUN-97    JUNE 30, 1997
                                                                         ------------  ------------  -------------
SALES..................................................................             0             0        11,347

EXPENSES
  Cost of Sales........................................................             0             0             0
  Research and Development.............................................       199,036       205,310     2,061,337
  Marketing and Sales..................................................         4,000         2,317        17,310
  General and Administrative...........................................       161,892       287,969     1,857,717

Net Loss...............................................................      (364,928)     (495,596)   (3,925,017)

Net Loss Per Share.....................................................         (0.03)        (0.04)        (0.38)

Weighted Average Number of Shares Outstanding..........................    12,198,398    12,599,257    10,360,076

             See Notes to Interim Financial Statements at page F-16

                            RODI POWER SYSTEMS, INC.

                          INTERIM FINANCIAL STATEMENTS

               STATEMENT OF COMMON STOCK AND STOCKHOLDER'S EQUITY

                              AS OF JUNE 30, 1997
                                  (UNAUDITED)

                                                                                                DEFICIT
                                                                                              ACCUMULATED            TOTAL
                               COMMON       STOCK                              ADDITIONAL        DURING          STOCKHOLDERS'
                               SHARES      AMOUNT    SUBSCRIBED    WARRANTS      P.I.C.       DEVELOPEMENT          DEFICIT
                            ------------  ---------  -----------  -----------  ----------  ------------------  -----------------
Balance, December 31,
  1996....................    12,371,154    123,709       1,500       35,555    3,171,046       (3,429,421)           (97,611)
Shares Issued for Cash....       454,350      4,544           0            0      327,159
Shares Issued for Non-
  Cash....................        61,381        614           0            0       60,767
Net Loss 6/30/97..........                                                                        (495,596)
Balance 6/30/97...........    12,886,885    128,867       1,500       35,555    3,558,972       (3,925,017)          (200,123)

             See Notes to Interim Financial Statements at page F-16

                            RODI POWER SYSTEMS, INC.

                          INTERIM FINANCIAL STATEMENTS

                            STATEMENTS OF CASH FLOW

                SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1997
              AND JULY 20, 1987 (INCEPTION) THROUGH JUNE 30, 1997
                                  (UNAUDITED)

                                                                                                      PERIOD FROM
                                                                                                     JULY 20, 1987
                                                                                SIX MONTHS ENDED      (INCEPTION)
                                                                             ----------------------     THROUGH
                                                                             30-JUN-96   30-JUN-97   JUNE 30, 1997
                                                                             ----------  ----------  -------------
OPERATING ACTIVITIES
  Net Loss.................................................................    (364,928)   (495,596)   (3,925,017)
  Reconciliation of Net Loss to Net Cash used in operating activities
    Depreciation & Amortization............................................      29,394      27,512       196,252
    Stock and Warrants issued for Noncash..................................      57,896      61,381       501,904
  Changes in Operating Assets & Liabilities
    Receivables............................................................           0     (30,070)      (40,070)
    Prepaid Expenses.......................................................           0     (20,000)      (32,757)
    Other Assets...........................................................         (47)       (199)       (4,102)
    Accounts Payable.......................................................     (12,720)     52,299        75,644
    Accrued Liabilities....................................................     (38,497)     (6,850)       11,518
      Net Cash Used in Operating Activities................................    (328,902)   (411,523)  $(3,216,628)
INVESTING ACTIVITIES
  Aquisition of Property and Equipment.....................................      (2,209)     (1,692)     (326,367)
      Net Cash Used in Investing Activities................................      (2,209)     (1,692)     (326,367)
FINANCING ACTIVITIES
  Proceeds from issuance of Common Stock...................................     225,911     331,703     3,419,265
  Proceeds from Borrowings.................................................           0      90,000       352,895
  Payment of rescission shares.............................................           0           0      (196,275)
      Net Cash provided from Financing.....................................     225,911     421,703     3,575,885
NET (DECREASE) INCREASE IN CASH............................................    (105,200)      8,488        32,890
CASH AT BEGINNING OF PERIOD................................................     209,098      24,402             0
CASH AT END OF PERIOD......................................................     103,898      32,890        32,890

             See Notes to Interim Financial Statements at page F-16

                            RODI POWER SYSTEMS, INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 1.  STOCK OPTION PLAN

    Activity in the Company's Incentive Stock Option Plan during the first six months of 1997 is as follows:

                                                                   OPTIONS        PRICE
                                                                   ACTIVITY     PER SHARE
                                                                  ----------  -------------
Options Outstanding January 01, 1997............................   5,244,309  $  0.05--1.10
Options Exercised...............................................    (205,750) $  0.15--0.75
Options Expired.................................................    (489,000) $  0.05--1.00
Balance, June 30, 1997..........................................   4,549,559  $  0.15--1.10

NOTE 2.  PROFIT SHARING/401 (K) PLAN

    There were no Company contributions to the Plan during the first six months of 1997.

NOTE 3.  RELATED PARTY TRANSACTIONS

    As of June 30, 1997, 45,500 shares of the stock options granted to certain members of the Board of Directors had been exercised at the exercise price of $0.15 per share.

NOTE 4.  RESCISSION OFFER

    As of June 30, 1996, the Company's Rescission Offer had not been completed. On September 26, 1996, the Rescission Offer was closed with 250,040 shares rescinded by the Shareholders removing the requirement to carry the contingent liability. See "Notes to Financial Statements", Note 3, at page F-8."

NOTE 5.  PROMISSORY NOTES PAYABLE

    During the first six months of 1997, the Company borrowed a total of $90,000 from three of the Board of Directors to fund operations. Unsecured promissory notes were issued bearing interest at nine percent (9%). Principle of $30,000 and $60,000 plus accrued interest are due and payable on February 19, 1999 and April 23, 1999 respectively.

NOTE 6.  SALES

    During the first six months of 1997, the Company recorded sales of $74,112 consisting of 5 Deere Power Systems industrial engines under the Company's OEM agreement. These engines are intended for electrical power generation and pumping systems sold through the Company's proposed joint venture, Alternate Power Equipment, Inc. According to paragraph 19(a) of APB 18, the Company eliminated these intercompany revenues as they were made to an investee of the proposed joint venture. The effect of the elimination on the Financial Statements was insignificant as no profits were realized on these sales.

                                   APPENDIX A

                              TECHNICAL ASSESSMENT
                               RODI DIESEL ENGINE

    This is a brief report of the technical assessment of the Rodi HT1-450 Turbo Diesel Engine submitted 13 January 1997.

I.  INTRODUCTION

    The Rodi HT1-450 Diesel Engine is a four cylinder vee two-cycle engine designed for application in a heavy duty highway truck. This engine utilizes two unique enabling technologies; a reverse uniflow two-stroke scavenging cycle and a two point microprocessor fuel system control and its associated software.

    The reverse uniflow scavenging feature is unique since it is a departure from current production two-cycle engine design which have air inlet ports at the bottom of the cylinder and exhaust valves in the cylinder head.

    In the reverse uniflow two-stroke cycle, pressurized air is admitted via intake valves located in the cylinder head and exhaust is discharged through ports machined into the lower extremity of each cylinder liner. This eliminates the requirement for exhaust valves while achieving efficient scavenging of the exhaust gases within the cylinders. The pressurized scavenging air is supplied by a positive displacement supercharger directly connected to the crankshaft.

    The two point microprocessor engine control permits initiation and termination of fuel delivery to be programmed independently. This system also monitors and controls all engine functions to optimize operating efficiency.

    A mechanically driven unit fuel injector is utilized to produce high injection pressures (up to 25,000 pounds per square inch) for improved combustion efficiency and emissions.

    The V-4 with 90 degree banks provides a compact short overall length and light weight engine for improved truck application. The two cycle firing sequence gives the same cyclic torque impulse as an eight cylinder V-8 four cycle engine. This eliminates transmission and drive line problems from cyclic torque variations.

    The benefits of a V-4 over an in line 6 configuration include reducing the number of main bearings from 7 to 3 and reducing the length of the crankshaft by 45%. There is a proportional reduction in components throughout the engine resulting in 40% fewer components and hence significantly lowering the cost of production. A major difference between four-stroke engines and reverse uniflow two-stroke engines is the absence of exhaust valves and exhaust heated passages in the cylinder head. This results in a significant reduction in exhaust heat loss to the coolant and greatly improves head and valve life. Most of the heat normally lost to the coolant is harnessed by two turbochargers which increases the amount of combustion air available. By using individual turbochargers on each bank of the V engine, either half of the engine can be operated independent of the other; allowing two cylinder operation during periods of idling or light loading.

    The selection of the two-cycle diesel combustion process for application in a highway truck deserves some serious consideration. The four-cycle diesel combustion process has been predominately utilized for on-highway truck engine applications except for truck engines produced by Detroit Diesel Corporation.

    The difference between these cycles has the following effect on the basic engine components and engine performance. In the two-cycle engine, the combustion and power stroke occurs every revolution of the crankshaft. In the four-cycle engine, combustion and power strokes occur on alternate revolutions of the crankshaft. The two-cycle engine fires every revolution so theoretically the same power could be produced with half the displacement of a four-cycle engine. This cannot be achieved in actual practice for the follow reasons:

        1. The two-cycle engine has only a few crank angle degrees at the bottom of its stroke to complete its exhaust blow-down, scavenging and recharge of intake air as compared to a complete revolution of the four-cycle engine for this process.

        2. The hot components in the two-cycle engine are subjected to high temperature and pressure every revolution as compared to every other revolution in the four-cycle engine. The four-cycle engine components can rest and be cooled with inlet air in the idle scavenge and intake cycles.

        3. The short crank angle time in the two-cycle for scavenging exhaust gases and recharging with fresh air results in problems in controlling exhaust emissions (smoke, unburned hydrocarbons and Nitrous Oxides). The exhaust emission problem in the four-cycle engine is easier to control since the cylinder is completely purged in the extra cylinder strokes for exhaust and intake of air. The two-cycle engine does however, typically operate at lower combustion temperatures which tends to reduce the formation of Nitrous Oxides.

        4. The two-cycle engine requires the use of an external source of low pressure air such as a roots blower to aid in the scavenging process. This creates an additional source of accessory power loss and contribution to the exhaust emission problem.

    In consideration of the above factors, the two-cycle engine in practice is limited to approximately one half the BMEP (Brake Mean Effective Pressure) of the four-cycle engine in high specific power supercharged engines.

II.  REVERSE UNIFLOW SCAVENGING

    The unique feature of the Rodi HT1-450 engine is the design of a two-cycle engine using the concept of reverse uniflow scavenging for the flow of gases through the cylinder. Air is admitted to the cylinder through an intake valve system in the cylinder head and exhausted through ports at the bottom of the cylinder.

    The reverse uniflow scavenge concept has the potential for basic improvements in engine efficiency and packaging, but also has inherent problems.

    Advantages:

        1. The cylinder head design can be simplified with the elimination of the hot exhaust gases. Cooling can be either eliminated or greatly simplified. Complex cored passages and gasket sealing problems are thus eliminated. A simple single cylinder head with lower profile for reduced engine bulk and weight becomes possible.

        2. Vee engines have problems with overall width in highway vehicles. The more compact cylinder head will be very favorable with this design.

        3. Valve and valve seat life will be improved from cooling effects of inlet air.

        4. The ports at the bottom of the cylinder will provide increased area for less exhaust flow restriction and a better blow-down feature through rapid rate of area opening. This should result in efficient gas flow and improved scavenging and better fuel consumption.

    Disadvantages:

        1. The high temperature components of the cylinder are buried in the cylinder block. This will create problems with the design of the cooling system and its seals. This will also create problems with the design for access to the hot elements and seals for maintenance and repair. RODI's proposed use of Min-K super insulation may mitigate this problem.

        2. There will be new problems with the heat concentrated at the lower end of the cylinder liner and piston.

    A new piston, piston ring set and cylinder liner combination will need to be developed. Extra cooling to the underside of the piston with cooling jets will be required. Thermal distortion within the cylinder block structure and lower end of the liner will be a problem. It may be necessary to cool the liner in the exhaust port area.

III.  TECHNICAL ASSESSMENT OF THE GENERAL PROGRAM

    The design of the Rodi HT1-450 engine adheres to sound engineering principals and thus has the potential to be a successful competitor in the heavy duty highway truck market.

    The general arrangement of the Series III preproduction engine is substantially improved over the Series I and Series II prototype engine designs.

    A completely new mechanical design of the engine hardware is proposed to bring it up to production standards for good foundry and machine shop practice and present day tooling.

    The 90 degree V-4 arrangement could present installation problems in existing on-highway trucks because of its width in this horsepower range. A four-cylinder in-line engine might be more compatible. The present design was selected to produce a short overall length and light weight package. A new truck could easily be designed to accept the V-block design.

    The use of synthetic lube oil (polyalphaolefin) as coolant should be reviewed. The concept eliminates one fluid (water) which can be a problem should an internal seal fail and in cold climates with anti-freeze maintenance. The specific heat transfer of oil is about one half that of water. This creates the need for higher coolant flow, radiator sizing and related costs. There is also a risk to the engine's lubricated elements from coolant loss through leaks in external plumbing.

    It is suggested that the coolant system be designed to use either oil or water in the development stage to reduce the number of unknowns at this stage.

    The use of the lube oil pump as a retarder will be of limited functional benefit because of the problem of heat rejection. The power absorbed in the retarder mode turns to heat in the lube oil. This can only be rejected in the engine coolant radiator which has limits in total rejection.

    The power head feature where the cylinder block and head assembly can be separated from the accessory drive and flywheel assembly without disturbing the accessories' plumbing or wiring and replaced with a new or remanufactured power head will result in substantial savings in truck down time and cost.

IV.  TECHNICAL ASSESSMENT OF ENGINE COMPONENTS

    The cylinder block is well designed for present day tooling. Some effort to improve internal cooling should be considered. High strength cast iron is the preferred material.

    The design of the piston and cylinder liner is considered consistent with good production practice. Since the exhaust outlet is at the bottom of the cylinder, this area will operate at higher temperatures. It will require some development of piston cooling and piston ring details. Some consideration for cooling the liner in the exhaust port area may be required.

    The upper connecting rod and piston pin bushing will operate at higher temperatures. They may require additional development. The piston pin and upper end of the connecting rod appear to be complex and may be expensive in production. Other designs should be considered. The retainer screws do not seem adequate to hold the piston pin in the event of a scuffed piston skirt.

    The new cylinder head with four intake valves per cylinder is an improvement over the Series I design.

    The cylinder head is taller than necessary. The coring and flange connection for air inlet should be reviewed. The flanges for cylinder head cover are too thin.

    The valve train (cam follower, push rods, rocker arms and bridges) does not appear adequate in proportion as compared to other heavy duty engines.

    The exhaust collector design is improved over the Series I design. It may be necessary to provide cooling to this component for high power outputs.

    The accessory layout and drive arrangement are good.

    The crankshaft is considered to be consistent with good design practice. It is suggested that the material be changed to a steel forging for durability.

    The mounting of the heat exchangers to the engine is a good feature. This can reduce problems of plumbing leaks and potential for engine failure.

V.  CONCLUSIONS AND RECOMMENDATIONS

    The Rodi HT1-450 turbo diesel engine should easily produce up to 450 horsepower at 1800 revolutions per minute with good fuel economy and durability.

    The advantages of the reverse uniflow two-cycle scavenge concept in the V-4 configuration should produce a very attractive and competitive engine for the heavy duty highway truck market.

    The planned production type redesign program will overcome the present development problems.

    The engine is conservatively designed in terms of displacement, average piston speed and Brake Mean Effective Pressure at the 450 horsepower rating so there should be adequate reserve for future power growth.

    The use of the removable power head will be unique to this engine and will give it a great competitive advantage.

    The use of the unit injectors in combination with the two point microprocessor fuel control will result in a wide range of flexibility for power and economy settings along with improved exhaust emissions.

                                     RESUME

                                 DAVID T. MARKS

PO Box 214                                                   6840 E. 2nd St. #16

Glen Arbor, MI 49636                                        Scottsdale, AZ 85251

Tel (616) 334-3528
--------------------------------------------------------------------------------

GENERAL

                 Thoroughly seasoned, top administrative engineer experienced in organizing, training and supervision of engineering personnel and coordinating activities with production, sales, finance and long-range planning departments. More than fifty years of experience in the design, development and field application of internal combustion engines (gasoline, diesel and turbine engines), both commercial and military.

EXPERIENCE

September 1978   Owner of private consulting business in the design and
                 development field with the

to present       following clients:

                    Detroit Diesel Corporation, Detroit, Michigan
                   Cummins Engine Company, Inc., Columbus, Indiana Mechanical Technology, Inc., Albany, New York Michigan Automotive Consultants, Troy, Michigan Cadillac Gauge, Detroit, Michigan
                   Creative Industries, Detroit, Michigan
                   Holset Engineering Co., Farmington Hills, Michigan Sven Kronograd and Associates, Malmoe, Sweden Concept Analysis, Inc., Plymouth, Michigan American Motors, Detroit, Michigan
                   Komatsu, Japan
                   EMI, Taiwan
                   Inst. Gas Technology, Chicago, Illinois
                   Chrysler Corporation, Detroit, Michigan
                   Pei Inc., Beloit, Wisconsin
                   BKM, Inc., San Diego, California

PROGRAMS EITHER COMPLETED OR IN CURRENT PROGRESS ARE AS FOLLOWS:

Design and application of Stirling Engine for use in American Motors Spirit passenger car.
Upgrade the Cummins V8 diesel engine (V-903) from 450 to 1000 horsepower for military applications. I am currently designing two new engines with ceramic linings for super fuel economy through recovery of heat normally lost to the cooling water.
Survey of the automotive diesel engine market for Turkish manufacturer for the World Bank.
Air conditioning and heating study for combat vehicle personnel carrier.
Design of a comfort cab for a Massey Ferguson farm tractor.
Feasibility study of a hybrid fuel cell battery powered electric car application.
Preliminary studies for a small KW wind generator energy conversion system. Design of a maintenance facility for combat vehicles for a foreign country. This facility is capable of complete rebuild of tracked vehicles.

Design and build a single cylinder test engine.
Design replacement torque convertor for retrofit in overseas transmission.
New air-to-air charge air cooling system for a highway heavy duty truck. Chassis layout for new refuse hauling vehicle.
Design of a new military ambulance.
Various design layouts and feasibility studies for adiabatic engine concepts. Includes coordination of new material development.
Redesign for cost reduction on several new engine prototypes.
Designed turbo compound versions for three series engines for major heavy duty diesel engine manufacturer.

July 1968 to     TELEDYNE CONTINENTAL MOTORS COMPANY

September 1978   Muskegon, Michigan

Vice President Engineering reporting to the President and responsible for an engineering staff of three hundred people.

As a member of the executive committee for the General Products Division of Teledyne, I was responsible for new product planning, development and introduction into production. The main product of this division is diesel tank engines sold to the US Government and to foreign countries.

June 1967 to     STANADYNE

July 1968        Windsor, Connecticut

                 Director of Advanced Products & Engineering reporting to the Executive Vice President and General Manager. Responsible for all new products and the development of a mature engineering organization. New $2,000,000 laboratory was carried through the design stage and approved by the Board of Directors. It was completed in 1969 and is now operational.

1949 to          CUMMINS ENGINE COMPANY, INC.

June 1967        Columbus, Indiana

                 Last position with Cummins was Director of Research reporting to the Vice President of Research. Responsible for the administration of all phases of research and development activities on all new products involving a staff of 150 people. Specific responsibilities included direction of feasibility design and development and prototype evaluation of all new products as a central corporate function.

                    Major programs of importance were:

                    New Cummins JBS Diesel Truck Engine
                     New Cummins horizontal diesel coach engine
                     New Cummins PT diesel fuel pump and system
                     1950 Cummins race car and engine
                     Cummins race car and turbocharged diesel
                     Turbocharger design and development on all engines Two completely new V-8 engines
                     Conceived and developed the new over-square line of Cummins compact Vee engines in fourteen basic models New power shift transmission and controls

1948-1949        PACKARD MOTOR COMPANY, AIRCRAFT DIVISION

                 Toledo, Ohio

                 During this period, I was in charge of an advanced design group engaged in preliminary analysis and design of a radically new guided missile engine. The aircraft division of Packard was closed as the result of the US Air Force contract cancellation during the 1949 cutback of defense spending.

1944-1948        CHRYSLER CORPORATION
                Detroit, Michigan

In 1944 I was employed by the Chrysler Corporation as a design engineer in their internal combustion research design department working on the X1-2220 inverted Vee aircraft engine and was responsible for much of the heavy design work on the engine and its installation in a P-47 aircraft.

After the war, I was selected by Mr. A.R. White to make a complete study of the design of a completely new line of passenger car engines. The result of the program was the well known fire-power series of Chrysler automotive engines.

1941-1944        FAIRBANKS--MORSE & COMPANY
                Beloit, Wisconsin

After graduation from the University of Michigan, I accepted employment at
                Fairbanks--Morse and held various positions in the Research, Design and Experimental Development Departments.

PERSONAL DATA:   Birthdate: February 9, 1919
                  Height: 5' 10", Weight 160 pounds
                  Married, excellent health

EDUCATION:       University of Michigan, BS in Aeronautical Engineering,
Mechanical option, 1941.

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                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
The Company...............................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   18
Dilution..................................................................   18
Capitalization............................................................   20
Selected Financial Data
Management's Discussion and Analysis of Financial Condition and Plan of
  Operation...............................................................   21
Business..................................................................   24
Change in Accountants.....................................................   36
Management................................................................   37
Certain Relationships and Related Transactions............................   40
Principal Shareholders....................................................   41
Description of the Units..................................................   42
Description of Capital Stock..............................................   43
Shares Eligible for Future Sale...........................................   45
Underwriter...............................................................   47
Legal Matters.............................................................   48
Experts...................................................................   48
Available Information.....................................................   48
Index to Financial Statements.............................................  F-1
Technical Assessment Rodi Diesel Engine...................................  A-1

    UNTIL 90 DAYS FOLLOWING COMPLETION OF THIS OFFERING, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS.

                                     [LOGO]

                            RODI POWER SYSTEMS, INC.

                                     UNITS

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                           INTREPID SECURITIES, INC.

                         PROVIDENTIAL SECURITIES, INC.

                                October 17, 1997

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